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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

i-STAT Corporation
(Name of Subject Company (Issuer))

i-STAT Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.15 PER SHARE
(INCLUDING ANY ASSOCIATED PREFERRED STOCK PURCHASE OR OTHER RIGHTS)
(Title of Class of Securities)

Common Stock: 450312 10 3
(CUSIP Number of Class of Securities)

William P. Moffitt
President and Chief Executive Officer
i-STAT Corporation
104 Windsor Center Drive
East Windsor, New Jersey 08520
(609) 443-9300

With a Copy to:
Esteban A. Ferrer, Esq.
Paul, Hastings, Janofsky & Walker LLP
1055 Washington Boulevard
Stamford, Connecticut 06901
(203) 961-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION

        The name of the subject company is i-STAT Corporation, a Delaware corporation ("i-STAT" or the "Company"). The address of the principal executive offices of i-STAT is 104 Windsor Center Drive, East Windsor, New Jersey 08520. The telephone number of i-STAT at its principal executive offices is (609) 443-9300.

        The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates are (i) common stock, par value $0.15 per share, of i-STAT (together with any associated preferred stock purchase or other rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between i-STAT and Wachovia Bank, N.A., as successor to First Fidelity Bank, National Association, as amended from time to time, the "Common Shares"), (ii) the Series D convertible preferred stock, par value $0.10 per share (the "Series D Shares" and, together with the Common Shares, the "Shares"), of i-STAT and (iii) the six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Common Share ("Warrants" and, together with the Shares, the "Securities"). As of December 22, 2003, 20,305,652 Common Shares were issued and outstanding, 30,000 Series D Shares were issued and outstanding and 1,875,357.5 Common Shares subject to outstanding Warrants.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        This Statement is being filed by the subject company, i-STAT Corporation. The name and business address of i-STAT are set forth in Item 1 above.

        This Statement relates to the offer by Senator Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase (i) all outstanding Common Shares at a price of $15.35 per share (such price per share, or the highest price paid in the offer, the "Offer Price"), (ii) all outstanding Series D Shares at an amount per share equal to the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the final expiration of the Offer (the "Expiration"), and (iii) all outstanding Warrants at a price of $7.35 net per Common Share purchasable pursuant to each such Warrant (the "Warrant Offer Price"), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 29, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Abbott and the Purchaser with the Securities and Exchange Commission on December 29, 2003. A copy of each of the Offer to Purchase and the Letter of Transmittal are incorporated into this Statement by reference to Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 12, 2003, among Abbott, the Purchaser and i-STAT (the "Merger Agreement"). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Securities which would represent, together with all Shares beneficially owned by Abbott or the Purchaser, at least a majority in voting power of the then outstanding voting securities of i-STAT on a fully diluted basis (the "Minimum Condition"). For purposes of the Offer, "on a fully diluted basis" means all outstanding securities entitled generally to vote in the election of the directors of the Company, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities, without regard to restrictions on conversion or exercise.

        The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), which will be wholly owned by Abbott. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (i) each Common Share outstanding immediately prior to the Effective Time (other than Common Shares that are held by the Company as treasury stock or owned by the Company, any of its subsidiaries, Abbott or the Purchaser, and other than Common Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under Delaware law), will be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, and (ii) each Series D Share outstanding immediately prior to the Effective Time will be converted into the right to receive the cash amount, less any required withholding taxes and without interest, that would be payable to the holder of such Series D Share pursuant to, at the option of the holder of such Series D Share, (i) Section 4(a) of the Certificate of Designation of the Series D Shares upon a Liquidation Event (as defined therein), or (ii) Section 7(c)(vi) of the Certificate of Designation of the Series D Shares. Warrant holders will be entitled, upon exercise of their Warrants, to receive $7.35 in cash for each Common Share previously issuable pursuant to the Warrants. A copy of the Merger Agreement is incorporated into this Statement by reference to Exhibit (e)(1) hereto.

        The Schedule TO states that the principal offices of Abbott and the Purchaser are located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400. With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning Abbott or its affiliates, officers or directors or actions or events with respect to any of them, i-STAT takes no responsibility for the accuracy or completeness of such information or for any failure by Abbott to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Certain contracts, agreements, arrangements or understandings between i-STAT or its affiliates and certain of its directors and executive officers, and between i-STAT and Abbott and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex C to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of i-STAT, as of the date hereof, there are no material agreements, arrangements or understandings between i-STAT or its affiliates and (i) i-STAT or its executive officers, directors or affiliates or (ii) Abbott, Purchaser, or their respective executive officers, directors or affiliates.

CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

        In considering the recommendation of the board of directors of i-STAT (the "Board") set forth in Item 4 below, and the fairness of the consideration to be received by i-STAT's stockholders in the Offer and the Merger, i-STAT's stockholders should be aware that certain members of i-STAT's management and certain members of the Board have interests in the Offer and the Merger which are described or incorporated by reference herein and which may present them with certain potential conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other factors described in Item 4 below.

Effects of the Offer and the Merger under Existing Employment Agreements

        i-STAT is a party to employment agreements with the following executive officers: William P. Moffitt, President and Chief Executive Officer; Bruce Basarab, Executive Vice President of Operations; Noah J. Kroloff, Vice President, Corporate Development; Lorin J. Randall, Chief Financial Officer;

and Michael P. Zelin, Executive Vice President and Chief Technical Officer. The employment agreements with Messrs. Moffitt, Basarab, Randall, and Zelin each provide for separate severance benefits in certain circumstances following a change in control. For the purposes of these agreements, a change in control will occur at the completion of the Offer.

        Employment Agreement with Mr. Moffitt.    Upon termination of Mr. Moffitt's employment in certain circumstances, including Mr. Moffitt's resignation for any reason within one year of completion of the Offer, Mr. Moffitt will be entitled to, in addition to accelerated vesting of all Options as described below in the section entitled "—Effects of the Offer and the Merger under i-STAT Stock Plans:" (a) a lump sum payment of up to twice his annual salary, which currently is $403,000, (b) a cash bonus equal to 15% of his annual salary in effect on the termination date, (c) the continuation for up to two years of all employee benefit plans and programs in which Mr. Moffitt was entitled to participate prior to such termination, including life, disability, medical and dental insurance coverage, (d) the use of a current-model automobile for a period of up to two years following his termination, and (e) outplacement services for a period of up to two years following his termination. The agreement also provides for reimbursement to Mr. Moffitt for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") on any portion of his compensation or benefits payable under the employment agreement in connection with a change in control and any such excise tax and any other taxes imposed by the Code or under state law on the reimbursement for any such excise taxes.

        Employment Agreement with Mr. Basarab.    If Mr. Basarab's employment is terminated by i-STAT or the Surviving Corporation without cause within 18 months of the completion of the Offer or voluntarily terminated by Mr. Basarab for good reason, he will be entitled to receive the following benefits in addition to accelerated vesting of all Options as described below in the section entitled "—Effects of the Offer and Merger under i-STAT Stock Plans:" (a) monthly compensation equal to one-twelfth of his annual salary (which currently is $250,000) and target annual bonus, for a period of 18 months following the date of termination, (b) the target annual bonus for the fiscal year in which termination occurs, prorated to the date of termination, and (c) continuation of medical and dental benefits for a period of up to 18 months following his termination. For the purposes of Mr. Basarab's employment agreement, good reason means (i) any material reduction in his job duties, or (ii) the failure of Abbott to assume i-STAT's obligations under the employment agreement.

        Employment Agreement with Noah Kroloff.    Upon termination of Mr. Kroloff's employment by i-STAT for any reason other than gross misconduct or cause, i-STAT is obligated to continue to pay Mr. Kroloff's salary for four months, with such compensation continuing for up to a total of eight months if Mr. Kroloff has not found employment or commenced self-employment prior to the expiration of the first four months. Mr. Kroloff's current annual salary is $195,000.

        Employment Agreement with Mr. Randall.    Pursuant to Mr. Randall's employment agreement, if his employment is terminated by i-STAT or the Surviving Corporation without cause within 18 months of the completion of the Offer or voluntarily terminated by Mr. Randall for good reason, he will be entitled to receive the following benefits, in addition to accelerated vesting of all Options as described below in the section entitled "—Effects of the Offer and Merger under i-STAT Stock Plans:" (a) monthly compensation equal to one-twelfth of his annual salary (which currently is $257,250) and target annual bonus, for a period of 18 months following the date of termination, (b) the target annual bonus for the fiscal year in which termination occurs, prorated to the date of termination, and (c) continuation of medical and dental benefits for a period of up to 18 months following his termination. For the purposes of Mr. Randall's employment agreement, good reason means (i) any material reduction in his job duties, or (ii) the failure of Abbott to assume i-STAT's obligations under the employment agreement.

        Employment Agreement with Mr. Zelin.    Pursuant to Mr. Zelin's employment agreement, if his employment is terminated by i-STAT or the Surviving Corporation without cause within 18 months of the completion of the Offer or voluntarily terminated by Mr. Zelin for good reason, he will be entitled to receive the following benefits, in addition to accelerated vesting of all Options as described below in the section entitled "—Effects of the Offer and Merger under i-STAT Stock Plans:" (a) monthly compensation equal to one-twelfth of his annual salary (which currently is $285,000) and target annual bonus for a period of 24 months following the date of termination, (b) the target annual bonus for the fiscal year in which termination occurs, prorated to the date of termination, and (c) continuation of medical and dental benefits for a period of up to 24 months following his termination. For the purposes of Mr. Zelin's employment agreement, good reason means (i) any material reduction in his job duties, or (ii) the failure of Abbott to assume i-STAT's obligations under the employment agreement.

        The employment agreements of each of Messrs. Moffitt, Basarab, Kroloff, Randall and Zelin are respectively included as Exhibits (e)(5), (e)(6), (e)(7), (e)(8) and (e)(9) to this Statement.

Effects of the Offer and the Merger under i-STAT Stock Plans

        Pursuant to the terms of the 1985 Stock Option Plan and the i-STAT Equity Incentive Plan (together, the "Plans"), all awards under the Plans will immediately become exercisable in full, in the case of options to purchase Common Shares ("Options"), or fully vested and no longer subject to any forfeiture in the case of restricted shares ("Restricted Shares" and collectively with Options, the "Awards"), immediately prior to the consummation of the Offer. To the extent permitted by law, the Company will advance to each holder of Options who executes and delivers prior to the Expiration Date, a valid Option Election Form, the funds necessary for the exercise of such Options (the "Advance"). The holders of the Options, in the Option Election Form, would agree, contingent upon the purchase of Common Shares by the Purchaser in the Offer, to cause, immediately prior to the Expiration Date, such Option to be exercised and the Common Shares issued as a result of that exercise to be tendered in the Offer. Holders of Options who do not submit a valid Option Election Form prior to the Expiration Date will not receive the Advance. All Options which are not exercised prior to the Effective Time will terminate in accordance with the terms of the Plans as of the Effective Time of the Merger, and such Options will become null and void as of such time.

        The aggregate value of vested Options (based on the difference between the Offer Price of $15.35 and the per share exercise price of such Options), held by i-STAT's directors and executive officers, as of December 22, 2003, is $4,238,367. The aggregate value of unvested Options (based on the difference between $15.35 and the per share exercise price of such Options), held by i-STAT's directors and executive officers, as of December 22, 2003, is $7,270,385.

Employee Benefits

        The Merger Agreement provides that Abbott will provide to i-STAT employees who continue employment with Abbott or the Surviving Corporation after the Effective Time employee benefits that are substantially comparable in the aggregate to those of similarly situated employees of Abbott. For purposes of eligibility and vesting under the Surviving Corporation benefit plans (but not benefit accruals), Abbott has agreed to credit each i-STAT employee with his or her years of service with i-STAT, other than any Surviving Corporation plan which is a retiree health plan for which eligibility, vesting and benefit accruals will be determined only with respect to service for Abbott, the Surviving Corporation or the Surviving Corporation's subsidiaries after the Effective Time. This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto.

Indemnification of Executive Officers and Directors

        The Amended and Restated Certificate of Incorporation of i-STAT (the "Charter") contains customary indemnification rights for its officers and directors and provides that, to the fullest extent permitted under the Delaware General Corporation Law ("DGCL"), no director of i-STAT will be personally liable to i-STAT or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to i-STAT or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Amended and Restated Bylaws of i-STAT (the "Bylaws") provide that i-STAT will, to the fullest extent permitted under the DGCL, indemnify its officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of i-STAT. The Charter and Bylaws are included as Exhibits (e)(13) through (e)(18) to this Statement and are incorporated by reference herein. i-STAT maintains an insurance policy covering its officers and directors to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which i-STAT is required to indemnify them, subject to certain exclusions.

        i-STAT has also entered into indemnification agreements with its officers and directors. The indemnification agreements provide that i-STAT will advance expenses (including attorneys' fees) in addition to the rights listed above. The forms of the indemnification agreements are included as Exhibits (e)(19) and (e)(20) to this Statement.

        The Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of i-STAT as provided in the Charter and Bylaws of i-STAT and the indemnification agreements in place as of the Effective Time shall continue in full force and effect indefinitely in accordance with their terms following the Effective Time. In addition, subject to certain limitations, the Merger Agreement obligates Abbott to maintain in effect for a period of six years after the Effective Time the current (or comparable) policies of directors' and officers' liability insurance maintained by i-STAT with respect to matters arising on or before the Effective Time.

Transactions With Abbott

Alliance Agreements

        In August 1998, i-STAT and Abbott entered into a Marketing and Distribution Agreement (the "Abbott Distribution Agreement") a Funded Research & Development Agreement (the "Abbott Research Agreement"), a Common Stock Purchase Agreement, a Standstill Agreement and a Registration Rights Agreement (collectively known as the "Abbott Alliance Agreements").

        Under the Abbott Distribution Agreement, Abbott became, subject to certain then existing rights of i-STAT's international distributors, the exclusive worldwide distributor of i-STAT's existing products and any new products i-STAT may develop for use in the professionally attended human healthcare delivery market during the term of the Abbott Distribution Agreement. Abbott assumed i-STAT's product sales to U.S. customers that were in place as of the inception of the Abbott Distribution Agreement (the "Base Business") at no profit to Abbott, and i-STAT and Abbott share in the incremental profits derived from product sales beyond the Base Business. Abbott agreed to prepay to i-STAT a total of $25.0 million during the first three years of the Abbott Distribution Agreement against future incremental product sales. As a result of the amount of incremental cartridge sales to Abbott over the first three years of the Agreement, $5.0 million of the initial prepayment was not applied and, in accordance with the terms of the Agreement, has been retained by i-STAT pending the expiration or termination of the Agreement. Abbott made payments to the Company of approximately $101 million for product manufactured by the Company and sold by Abbott during 2002 and 2003. The Company and Abbott are currently involved in a dispute over certain unpaid volume benefit payments under the Abbott Distribution Agreement. Abbott believes that the amount owed to it by the Company with respect to these volume benefit payments is $2.5 million, while the Company believes the amount owed is approximately $1.0 million. The Company and Abbott are also involved in a dispute over payments relating to the development, production, maintenance and support of certain software products sold by Abbott under the Marketing and Distribution Agreement. The contested amount is approximately $0.9 million. On July 25, 2002, i-STAT announced its decision to allow the Abbott Distribution Agreement to expire effective at the close of business on December 31, 2003. As a result, i-STAT is obligated to make the following payments to Abbott on the dates noted: (a) on the next business day after December 31, 2003 a $5.0 million one-time termination fee, (b) on the next business day after December 31, 2003, approximately $5.0 million representing the unrecognized portion of the $25.0 million prepayment received from Abbott, (c) early in 2004, approximately $2.0 million to repurchase inventory and equipment from Abbott, and (d) on the next business day after December 31, 2004 and each December 31 thereafter through 2008, for a total of five unequal residual payments based upon Abbott's net sales of i-STAT's products during 2003, approximately $47.0 million. The Company recognized the $5.0 million one-time termination fee and the $47.0 million in estimated residual payments as expense in the third quarter of 2002. Since the Abbott residual payments are based on Abbott's actual net sales during 2003, the estimated liability for these residual payments is subject to change as the actual net sales become known. The Company and Abbott are currently negotiating an amendment to the Abbott Distribution Agreement to allow Abbott the continued distribution of the Company's products in the U.S. and certain other countries or territories until March 31, 2004 or such time as the Merger Agreement is consummated or terminated.

        Under the terms of the Abbott Research Agreement, i-STAT was required to conduct research and develop products primarily to be commercialized by Abbott. The only program that has been funded by Abbott during the term of the Abbott Research Agreement was the development of certain aspects of the i-STAT 1 analyzer, specifically the mechanism that allows Abbott's MediSense® glucose test strips to be "read." Abbott will retain certain rights to this mechanism following expiration of the Abbott Alliance Agreements. Abbott will retain no other rights to any other products, product components, intellectual property, designs or trade secrets of i-STAT after expiration of the Abbott Alliance Agreements.

        In 1998, under the Common Stock Purchase Agreement, Abbott purchased 2,000,000 Common Shares (the "Purchased Shares"), at a price of $11.35 per share, resulting in net proceeds to the Company of $20.6 million. The Common Stock Purchase Agreement, together with the Registration Rights Agreement, contains certain terms and conditions pertaining to the voting and transfer of the Purchased Shares. Abbott may not sell any of the Purchased Shares until one year following the expiration or termination of the Abbott Distribution Agreement. Thereafter, Abbott may not sell more than 200,000 Common Shares during any three-month period and, when selling Common Shares, must use its best efforts to sell the stock to effect as wide a distribution as reasonably practicable so as to prevent any one buyer from acquiring more than 5% ownership in i-STAT. The Standstill Agreement, which provided for limitations on Abbott's ability to purchase Common Shares, was terminated in connection with the execution of the Merger Agreement on December 12, 2003 but will be reinstated and in full force and effect if the Merger Agreement is terminated without the Purchaser purchasing any Shares in the Offer.

        The foregoing description of the Abbott Alliance Agreements is qualified in its entirety by reference to the actual text of such agreements, copies of which are included as Exhibits (e)(21), (e)(22), (e)(23), (e)(24) and (e)(25) hereto and are incorporated into this Statement by reference.

Tender Agreements

        A summary of the material terms of the Tender Agreements, dated as of December 12, 2003, between Abbott and certain of i-STAT's stockholders, is contained in Section 11, entitled "The Transaction Documents," in the Offer to Purchase and is incorporated into this Statement by reference. The summary is qualified in its entirety by reference to the complete text of the form of Tender Agreement, which is included as Exhibit (e)(2) to this Statement and is incorporated into this Statement by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

        As described below, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and unanimously determined that the Offer Price, and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, i-STAT and its stockholders. The Board unanimously recommends that i-STAT's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A letter to i-STAT's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) to this Statement, respectively, and are incorporated into this Statement by reference.

Background of the Transaction

        Set forth below is a summary of certain events that led to the Offer.

        As described elsewhere in this Statement, in August 1998, i-STAT and Abbott entered into the Abbott Distribution Agreement pursuant to which Abbott became, subject to certain then existing rights of i-STAT's international distributors, the exclusive worldwide distributor of i-STAT's products. Over the course of the distribution arrangement, the parties discussed, at various times, the future strategic direction of their relationship. On July 25, 2002, i-STAT announced its decision to allow the Abbott Distribution Agreement to expire after the close of business on December 31, 2003. At Board meetings throughout the remainder of 2002, the Board discussed operational and strategic alternatives for i-STAT, and identified as its top priority the development and implementation of a plan for i-STAT to resume, as of January 1, 2004, primary responsibility for the marketing and sale of its products.

        On October 21, 2002, subsequent to i-STAT providing Abbott a limited waiver of the standstill agreement between i-STAT and Abbott dated August 3, 1998 (the "Standstill Agreement"), at Abbott's request Dr. J. Robert Buchanan, the Company's Chairman of the Board, and Mr. William P. Moffitt, the Company's President and Chief Executive Officer, met with Mr. Richard Gonzalez, President and Chief Operating Officer, Medical Products Group of Abbott, and Mr. Sean Murphy, Vice President, Global Licensing/New Business Development of Abbott, to discuss the future of Abbott and i-STAT's relationship. Mr. Moffitt reported to the Board on the substance of this discussion at a telephonic Board meeting held on October 22, 2002, including Abbott's interest in a continuing relationship with i-STAT, including possibly an acquisition of i-STAT. He also reported that Abbott valued i-STAT in the range of $10-$11 per Common Share, and that the parties had agreed to meet again in the near future to exchange information, including on i-STAT's products under development, with the objective of insuring that Abbott would be fully educated on i-STAT's business plans and the valuation implications of those plans. This information was subsequently exchanged. The limited waiver of the Standstill Agreement expired on October 25, 2002.

        On November 12, 2002, the Board held an in-person meeting and determined that, given the Company's plan to return to independent operations upon termination of the Abbott Distribution

Agreement, it was important to commence a strategic assessment of the Company, using outside consultants as appropriate, so that it could have a firmer sense of the Company's present and future value, which assessment also would identify both the risks and opportunities likely to impact such value. It was the sense of the Board that such an assessment would enable the Board to be better informed in considering any further approaches from Abbott, or any other party, with respect to a potential strategic relationship with i-STAT. At this meeting, Paul, Hastings, Janofsky & Walker LLP, counsel to the Company ("Paul Hastings"), advised the Board to consider obtaining current financial analyses on the value of the Company.

        On January 13, 2003, the Board met in person to consider presentations regarding the financial analyses of i-STAT from representatives of two investment banks, including The Delaware Bay Company, Inc. ("Delaware Bay"). The analyses presented by the two banks, while not identical, were based on alternative but conventionally accepted methods of valuing businesses.

        At a telephonic Board meeting held on January 27, 2003, Mr. Moffitt reported that Company management had furnished Abbott with business plan information intended to better educate Abbott on the Board's sense for the value of the i-STAT franchise, and that Abbott had expressed a desire to conduct additional due diligence on i-STAT's manufacturing operations, product and development programs and quality control systems. Mr. Moffitt also reported that, during the exchange of this information, Abbott had reiterated its desire to continue to explore a new strategic relationship with i-STAT. Accordingly, he recommended, and the Board agreed, that i-STAT should retain the services of a financial advisor to assist it in evaluating the Company's strategic alternatives.

        On February 12, 2003, the Board met and discussed i-STAT's relationship with Abbott and the strategic direction of i-STAT. The Board concluded that it needed to better understand the market opportunity for i-STAT's current products and products under development and accordingly, the Board authorized Company management to employ outside consultants to assist the Board in this objective. The Board also agreed that i-STAT should continue to engage Abbott in a dialogue with regard to a possible new or expanded strategic relationship but that Abbott should understand that the Board was not then prepared, and would not be prepared for some time, to consider any strategic proposal.

        In the months of April and May 2003, under the terms of a newly signed confidentiality agreement, representatives of Abbott visited i-STAT's facilities in Kanata, Ontario, Canada and in East Windsor, New Jersey to conduct the due diligence referenced above with respect to i-STAT's manufacturing operations, product development programs and quality control systems.

        On April 30, 2003, at the annual organizational meeting of the Board, Mr. Moffitt reported to the Board that Abbott continued to express an interest in exploring the possibility of a new or expanded strategic relationship with i-STAT. The Board also discussed strategic alternatives in light of i-STAT's impending return to independent operations, and heard and discussed a preliminary report of Easton Associates concerning a study commissioned by i-STAT to facilitate its assessment of the market opportunity for i-STAT's current products and products under development.

        On May 13, 2003, the Board met in person and heard presentations by four investment banks regarding their experience and capabilities to assist i-STAT in assessing its strategic alternatives. After discussing each presentation, the Board agreed to engage Credit Suisse First Boston LLC ("CSFB"). An engagement letter with CSFB was executed on May 19, 2003, pursuant to which CSFB was appointed i-STAT's exclusive financial advisor with respect to i-STAT's continuing review of strategic alternatives.

        On May 29, 2003, the Board met by telephone and appointed an ad hoc committee, consisting of Mr. Moffitt and a second director, Mr. Lionel N. Sterling, to facilitate dialogue between CSFB and the whole Board with respect to the Company's exploration of strategic alternatives.

        On June 2, 2003, the Board met in person to, among other things, hear a presentation by Easton Associates on the market opportunities for the Company's products (current and under development). The Easton Associates report provided validation of the Company's business plan, but also described the point of care testing market as increasingly competitive and as having limited growth potential.

        On June 30, 2003, the Board held an in-person meeting at which CSFB discussed its preliminary financial analyses relating to the Company, the methodologies it employed in performing such financial analyses, and various strategic alternatives that might be available to i-STAT, including the opportunities and drawbacks associated with each alternative.

        On July 10, 2003, the Board held an in-person meeting, at which representatives of CSFB were present, to discuss strategic alternatives available to the Company. The Board determined that the Company was not for sale but that the Board should continue to explore the Company's strategic alternatives, including through its ongoing discussions with Abbott. The Board directed CSFB to contact a number of potential strategic partners on its behalf to assess their interest in a strategic relationship with i-STAT. The Board also discussed the appropriate actions which should be taken consistent with its decision to resume, on January 1, 2004, primary responsibility for the marketing and sale of the Company's products.

        On July 16, 2003, i-STAT granted Abbott an additional limited waiver of the Standstill Agreement, which expired on July 25, 2003. On July 24, 2003, Mr. Murphy sent a letter to Mr. Moffitt. The letter expressed an interest in beginning exploratory discussions regarding an acquisition of i-STAT by Abbott, and indicated that Abbott might be willing to pay $12.00 per Common Share.

        On July 30, 2003, the Board held a telephonic meeting at which it determined that the per share price reflected in Abbott's July 24, 2003 indication of interest was not compelling enough to cause the Board to pursue a sale of i-STAT to Abbott or to deviate from its plan for i-STAT to return to independent operations as of January 1, 2004, and instructed CSFB to so inform Abbott on its behalf.

        On August 1, 2003, Dr. Buchanan received a call from Mr. Gonzalez in which Mr. Gonzalez expressed Abbott's continuing desire to begin exploratory discussions regarding Abbott's future relationship with i-STAT.

        On August 8, 2003, the Board held a telephonic meeting to discuss i-STAT's relationship with Abbott and Abbott's continued interest in exploring the possibility of a new or expanded strategic relationship with i-STAT. The Board also met with CSFB to discuss other potential strategic partners as well as CSFB's preliminary thoughts regarding a per share price range i-STAT might receive in the event it determined to pursue a sale of the Company.

        On August 13, 2003, Mr. Moffitt and Mr. Michael Zelin, Executive Vice President and Chief Technology Officer of i-STAT, met with representatives of Abbott to review synergies and opportunities that might enhance Abbott's understanding of the value of the Company and cause Abbott to improve upon the most recent indication of interest.

        On August 18, 2003, CSFB, on behalf of the Board, encouraged Abbott to provide a more compelling indication of interest, one reflecting the additional information received by Abbott at the August 13 meeting.

        On August 19, 2003, the Board held a telephonic meeting during which Messrs. Moffitt and Zelin reported on their meeting with representatives of Abbott on August 13, 2003, and CSFB reported on its discussion with representatives of Abbott on August 18, 2003. CSFB also reported that one additional party had expressed interest in exploring a strategic relationship with the Company.

        On August 22, 2003, Abbott contacted CSFB and indicated that, based on the information received at the August 13 meeting, Abbott would be prepared to explore a possible acquisition of i-STAT for as much as $13.25 per Common Share.

        On August 28, 2003, the Board held an in-person meeting at which CSFB reported that no party other than Abbott had expressed to CSFB a serious interest in exploring a strategic relationship with i-STAT, although discussions with one party were continuing. During this meeting, the Board determined that its exploration of strategic alternatives for i-STAT, and especially its ongoing strategic discussions with Abbott, should be drawn to a close as soon as possible so that the Board and Company management could devote its full time and attention to the Company's return to independent operation as of January 1, 2004. The Board expressed the view that the appropriate valuation of i-STAT was appreciably higher than Abbott's last indication of interest and that CSFB should advise Abbott that i-STAT needed time to complete its strategic opportunity evaluation process, and invite Abbott to complete its due diligence of i-STAT. The Board also reaffirmed its consensus that the Company was not for sale, but concluded that the Company should continue to explore its strategic alternatives.

        On September 25, 2003, the Board held an in-person meeting at which CSFB reported on recent discussions with Abbott, and the Board deliberated on whether and, if so, how to next communicate with Abbott on the issue of a new or expanded strategic relationship. It was the sense of the Board that it would be in the Company's best interests for the Board to arrive at a conclusion with respect to the strategic direction of i-STAT as soon as practicable. Accordingly, the Board tasked CSFB with responsibility to assist the Company in devising a strategy aimed at eliciting from Abbott its highest and best indication of interest.

        On October 15, 2003, the Board held a telephonic meeting and heard an updated presentation from CSFB regarding its preliminary financial analyses regarding the Company as well as a report on CSFB's discussions with potential strategic partners on behalf of the Board, including recent discussions with representatives of Abbott. (The updated CSFB financial analyses took into account, among other things, recent new product introductions by the Company.) At this meeting, CSFB reported that, to this point, no other party besides Abbott had expressed to CSFB a serious interest in pursuing a strategic relationship with i-STAT. CSFB also reported that Abbott was unwilling to change its prior indication of interest, but had requested that the Board indicate a price at which it might support a sale of the Company to Abbott.

        On October 17, 2003, the Board met in person to consider whether and in what manner to respond to Abbott's recent invitation to i-STAT to indicate a price at which it might support a sale of the Company to Abbott. The Board agreed on a valuation below which it would not be willing to continue to engage in strategic discussions with Abbott, and authorized the ad hoc committee and CSFB to submit a valuation proposal to Abbott on behalf of the Board that could form the basis for pursuing a sale of the Company to Abbott.

        In a discussion held on October 24, 2003, among representatives of each of Abbott, CSFB and i-STAT, i-STAT provided an indication of value to Abbott which prompted Abbott to indicate that it would be prepared to explore a possible acquisition of i-STAT for as much as $14.25 per Common Share.

        On November 5, 2003, CSFB communicated to Abbott on behalf of the Board a revised valuation proposal of $15.75 and invited Abbott to complete its due diligence. On November 11 and 12, 2003, Abbott conducted further due diligence on i-STAT by visiting a "data room" at the offices of CSFB in New York City and reviewing documentation contained therein pertaining to, among other things, i-STAT's governing documents, assets, intellectual property, contracts and commitments, employees and employee compensation and benefits, legal, financial and accounting matters, information technology and other matters customarily reviewed in connection with a potential strategic transaction.

        On November 28, 2003, the Board held a telephonic meeting at which CSFB reported to the Board that Abbott had completed its due diligence process and CSFB recommended that representatives of i-STAT consider meeting with representatives of Abbott in the near future to determine whether or not to pursue a possible sale of the Company to Abbott. The Board authorized the ad hoc committee to work with CSFB and Paul Hastings to obtain from Abbott its highest and best indication of interest, and to develop other material terms (including structure) with respect to a possible sale of i-STAT to Abbott, subject to the final approval of the Board.

        On December 8, 2003, the ad hoc committee, and representatives of each of CSFB and Abbott met in person to discuss a possible transaction. Representatives of Abbott were advised that the Board would not consider a sale of the Company at $14.25 per Common Share. Representatives of Abbott advised the ad hoc committee and CSFB that Abbott's valuation model indicated that $14.25 per Common Share would be a fair price, but ultimately proposed to increase Abbott's indication of interest to $15.35 per Common Share and described it as its final indication of interest.

        On December 10, 2003, the Board held an in-person meeting to discuss the current indication of interest from Abbott. At that meeting, CSFB also reported to the Board that subject to, among other things, its review of the final terms of the transaction and its completion of its various analyses, it expected to be in a position to render a fairness opinion based on a transaction at $15.35 net cash per Common Share. The Board determined to continue to pursue a possible acquisition transaction with Abbott on the basis of the $15.35 per share indicated, and instructed CSFB to so communicate to Abbott. In coming to this conclusion, the Board noted, among other things, that the $15.35 per share price was at the high end of analyses prepared by the various financial advisors. The Board also determined to seek a second fairness opinion with respect to the proposed transaction. Because of Delaware Bay's prior familiarity with the business, operations and prospects of the Company, the Board authorized the engagement of Delaware Bay to provide a second fairness opinion. That day, CSFB informed Abbott of the Board's willingness to pursue a sale of the Company to Abbott on the basis of the $15.35 price.

        From December 8 through December 11, 2003, representatives of the Company and Abbott and their respective legal counsel negotiated specific terms and provisions of the proposed transaction agreements.

        On December 11, 2003, the financial analyses prepared by CSFB and Delaware Bay were distributed to the Board. On the evening of December 11, 2003, the Board held a telephonic meeting at which CSFB and Delaware Bay orally presented their respective fairness opinions and answered questions from the Board. Thereafter, the Board unanimously approved the Offer and Merger, determined them to be fair to, and in the best interests of, the Company and its stockholders, and agreed to recommend them to the Company's stockholders. The Board specifically approved the proposed transaction agreements, which were distributed prior to the meeting and summarized during the meeting by representatives of Paul Hastings, and the amendment to the Company's Stockholder Protection Agreement dated June 26, 1995 (the "Rights Agreement"), which amendment provides that neither the Offer nor the Merger will trigger the Rights Agreement or give rise to the existence of an "Acquiring Person" or a "Separation Time," as each such term is defined in the Rights Agreement.

        On December 12, 2003, the proposed acquisition of the Company was approved by the Board of Directors of Abbott, the Merger Agreement was executed by Abbott, the Purchaser and the Company, and the Tender Agreements were entered into by Abbott and the Principal Stockholders.

        On December 15, 2003, Abbott and the Company issued a joint press release announcing their execution of the Merger Agreement, and the Company held an investor teleconference regarding the Offer and the Merger.

        On December 29, 2003, the Purchaser commenced the Offer.

Reasons for the Recommendation

        As set forth in the section entitled "Background" above in this Item 4, during the course of its discussions with Abbott and its deliberations concerning the strategic direction of the Company, the Board consulted extensively with its financial and legal advisors. At the meetings of the Board held on December 10, 2003 and December 11, 2003, the entire Board, with the participation of representatives of its financial and legal advisors, CSFB and Paul Hastings, reviewed the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board also reviewed and considered the financial analyses of CSFB and Delaware Bay. The Board, in the course of its deliberations, also reviewed with its financial and legal advisors and i-STAT's management a number of factors relevant to the transaction, including the factors mentioned in the section entitled "Background" above and those set forth below, and considered these factors before reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board's conclusions reached with respect to each of these factors supported its (i) determination that each of the Offer by Purchaser, the subsequent Merger of Purchaser with and into i-STAT and the Merger Agreement is advisable, fair to and in the best interests of i-STAT and its stockholders, (ii) approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and (iii) recommendation that i-STAT's stockholders tender their Shares in the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger. The Board considered the following additional factors in connection with its review and analysis of the transactions:

        (1)   The potential stockholder value that could be expected to be generated from strategic alternatives to a sale of the Company to Abbott. This factor included the prospect of continuing to maintain i-STAT as an independent, publicly held corporation and not engaging in any extraordinary transaction, as well as the prospect of engaging in extraordinary transactions with other parties. The Board's determination that it was unlikely that a third party would offer a more compelling alternative than Abbott included assessments with respect to a number of considerations including:

  •
  the absence of candidates that either would be interested in being acquired by i-STAT or the acquisition of which likely would result in synergies and opportunities that would enhance stockholder value beyond the $15.35 price per Common Share to be received by holders of Common Shares in both the Offer and the Merger;

  •
  the limited number of potential acquirers in the medical products industry with either the financial resources required to consummate an acquisition of i-STAT or the prospects of benefiting from an acquisition of the Company to the degree that they would be willing to pay more for the Company's shares than is provided for in the Offer and the Merger;

  •
  the potential harm to i-STAT's business of engaging in discussions with a party that did not present a significant likelihood of achieving a successful transaction; and

  •
  the fact that i-STAT had contact with several alternative parties to discuss a possible business combination and none of these parties expressed a serious interest in pursuing such a transaction.

        (2)   i-STAT's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the Board considered:

  •
  the payments of approximately $59 million that i-STAT is obligated to make to Abbott after December 31, 2003 in connection with the termination of the Abbott Distribution Agreement, which payments will have a material impact on i-STAT's future cash flows;

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  the challenges i-STAT faces in resuming primary responsibilities for the direct marketing and sales of its products following the termination of the Abbott Distribution Agreement;

  •
  the long-range projections of i-STAT's management and various risks inherent in achieving those projections;

  •
  advice received from outside consultants employed by the Company to assess the market risks and opportunities for i-STAT's current products and products under development, including the risks identified by Easton Associates and described under "Background", above; and

  •
  the greater financial resources of some of i-STAT's competitors that could create competitive disadvantages to i-STAT.

        (3)   The public market for i-STAT stock. Specifically, the Board considered:

  •
  the increase in trading prices for shares of i-STAT Common Stock during the last year and the risk that the current stock price may decline;

  •
  the past, current and expected market prices, revenues, discounted cash flows and other multiples for comparable companies; and

  •
  the past low trading volume of i-STAT Common Stock, the price volatility for shares of i-STAT Common Stock, and the ability of i-STAT's stockholders to realize liquidity with respect to their shares in light of that trading volume and volatility even if i-STAT were to achieve its business objectives.

        (4)   The likelihood that, in the Board's view, conducting an extensive public auction process before selling i-STAT (a) would risk the loss of the opportunity to effect an extraordinary transaction with Abbott or to do so on terms as favorable as those contemplated by the Merger Agreement and (b) would be detrimental to i-STAT by significantly disrupting its existing operations, including risks to its customer base, risk of loss of potential customers and employee retention issues that are inherent in approaching potential bidders with competitive operations.

        (5)   That, if the Board declined to pursue Abbott's indication of interest at the time, there was no assurance that there would be another opportunity for i-STAT stockholders to receive from Abbott or any other person as significant a premium for their shares as that contemplated by the Merger Agreement, including if Abbott were in the future no longer interested in an acquisition of i-STAT due to changes in its own business or business objectives.

        (6)   The Board's belief that it had obtained the highest price per Common Share that Abbott was willing to pay after considering, among other things, the strategic importance of a transaction to Abbott and the potential value to Abbott of the synergies that a business combination between i-STAT and Abbott offered.

        (7)   The fact that the $15.35 per Common Share price to be received by i-STAT's stockholders in both the Offer and the Merger represents: (a) a premium of approximately 19.27% over the closing price of Common Shares on December 12, 2003, the business day immediately before the public announcement by Abbott and i-STAT of the proposed transaction between i-STAT and Abbott; (b) a premium of approximately 25.61% over the closing price of Common Shares on December 8, 2003, one week before the public announcement of the proposed transaction between i-STAT and Abbott, (c) a premium of approximately 19.64% over the closing price of Common Shares on November 17, 2003, one month before the public announcement of the proposed transaction between i-STAT and Abbott, and (d) a premium of approximately 309.33% over the price of Common Shares on December 30, 2002, the date in the most recent 52-weeks on which the shares of i-STAT had their lowest closing price. The Board also took note of the fact that Common Shares had not traded at or above $15.35 per share since June 15, 2001.

        (8)   The oral opinions of CSFB and Delaware Bay, which were subsequently confirmed in written opinions, dated as of December 11, 2003, to the effect that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the Offer Price of $15.35 per Common Share in cash is fair, from a financial point of view, to holders of Common Shares (other than Abbott and its affiliates). The full text of the written opinions of CSFB and Delaware Bay, dated December 11, 2003, setting forth, among other things, the procedures followed, the matters considered, the assumptions made and the limitations of the review conducted in rendering the opinions, are attached hereto as Annex A and Annex B, respectively, and are incorporated by reference herein. The opinions are addressed to the Board and relate, to the extent described above, only to the fairness of the Offer Price from a financial point of view, and do not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. Stockholders are urged to read the opinions in their entirety. The Board was aware that CSFB becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

        (9)   The lack of any required approval by Abbott's stockholders to complete the Offer, and the belief that Abbott has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

        (10) That the Merger Agreement was the product of arm's-length negotiations between i-STAT and its advisors, on the one hand, and Abbott and its advisors, on the other.

        (11) The fact that the consideration to be received by i-STAT's stockholders in the Offer and the Merger would be payable in cash, the unwillingness of Abbott to engage in a stock-for-stock transaction with i-STAT's stockholders, and the certainty of value of that cash consideration compared to any stock consideration that might be offered by an alternative party.

        (12) The fact that the Offer and the Merger provide for a prompt cash tender offer for all of the Securities to be followed by the Merger in which all Securities not tendered would be converted into a right to receive the same consideration, thereby enabling i-STAT's stockholders to swiftly obtain the benefits of the transaction in exchange for their Securities.

        (13) The financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (a) do not act to preclude other third parties from making unsolicited proposals after execution of the Merger Agreement, (b) will not prevent the Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties and (c) will permit i-STAT, subject to payment of a termination fee of up to $15 million and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be more favorable to i-STAT stockholders than the Offer and the Merger.

        In addition, the Board believes that sufficient procedural safeguards were and are present to ensure the fairness of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the subsequent Merger, to i-STAT's stockholders (other than Abbott and its affiliates), including the following:

  •
  the Board consisted entirely of directors who are not affiliated with Abbott in any way and who acted to represent solely the interests of i-STAT's stockholders (other than Abbott and its affiliates);

  •
  the Board retained and received advice from its independent legal counsel, Paul Hastings;

  •
  the Board was advised by and received the fairness opinion of its financial advisor, CSFB, that is referred to above; and;

  •
  the Board received a second fairness opinion from Delaware Bay that is referred to above.

        In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and Merger, and the complexity of these matters, the Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including, in some cases, through discussions with its financial and legal advisors. In considering the factors described above, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with Abbott and the Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the Offer Price and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, i-STAT and its stockholders, and recommended that i-STAT's stockholders accept the Offer and tender their Securities pursuant to the Offer.

Fairness Opinions

        The Board considered the oral opinions of CSFB and Delaware Bay, which were subsequently confirmed in written opinions, dated as of December 11, 2003, to the effect that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the Offer Price of $15.35 per Common Share in cash is fair, from a financial point of view, to holders of Common Shares (other than Abbott and its affiliates). The full text of the written opinions of CSFB and Delaware Bay, dated December 11, 2003, setting forth, among other things, the procedures followed, the matters considered, the assumptions made and the limitations of the review conducted in rendering the opinions, are attached hereto as Annex A and Annex B, respectively, and are incorporated by reference herein. The opinions are addressed to the Board and relate, to the extent described above, only to the fairness of the Offer Price from a financial point of view, and do not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. Stockholders are urged to read the opinions in their entirety.

Intent to Tender

        To the knowledge of i-STAT, after reasonable inquiry, the following executive officers, directors and stockholders (collectively, the "Tendering Stockholders") of i-STAT currently intend to tender all Securities held of record or beneficially owned by such person to the Purchaser in the Offer: Bruce Basarab, J. Robert Buchanan, Sam H. Eletr, Daniel R. Frank, William P. Moffitt, Lorin J. Randall, Lionel N. Sterling, Anne M. VanLent, Michael P. Zelin and Stephen Feinberg, in his capacity as (A) the managing member of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P. and (B) through one or more intermediate entities, the investment manager for each of (i) Cerberus International, Ltd., (ii) Cerberus Series One Holdings, LLC, (iii) Cerberus Series Two Holdings, LLC, (iv) Cerberus America Series One Holdings, LLC and (v) certain other private investment funds and/or managed accounts that own Securities and for which he possesses sole voting and investment authority.

        The Tendering Stockholders beneficially own an aggregate of approximately 29.6% of the outstanding voting stock of i-STAT, on a fully-diluted basis. As used herein, "on a fully-diluted basis" means, as of any date, the number of Common Shares issued and outstanding, together with the Common Shares that may be issued by i-STAT pursuant to the exercise, conversion or exchange of warrants, options, convertible stock or other rights to acquire Common Shares (without regard to restrictions on beneficial ownership) from i-STAT, whether or not vested or then exercisable, convertible or exchangeable.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Credit Suisse First Boston LLC

        i-STAT engaged CSFB as its exclusive financial advisor in connection with the transaction. Pursuant to the terms of CSFB's engagement, i-STAT agreed to pay CSFB a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the transaction. In addition, i-STAT agreed to reimburse CSFB periodically for all reasonable expenses, including the reasonable fees and expenses of counsel, incurred by CSFB in connection with its engagement, and to indemnify CSFB and related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. From time to time, CSFB and its affiliates have provided investment banking and other financial services to certain of i-STAT's stockholders, for which services CSFB and its affiliates have received, and expect to receive, compensation, and in the future, CSFB and its affiliates may provide investment banking and other financial services to Abbott and such stockholders of i-STAT for which services CSFB and its affiliates would expect to receive compensation. In the ordinary course of their business, CSFB and its affiliates may actively trade the debt and equity securities of both i-STAT and Abbott for its and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Delaware Bay Company, Inc.

        Pursuant to an engagement letter entered into on December 10, 2003, i-STAT retained Delaware Bay to render a second fairness opinion with respect to a potential transaction with Abbott. Pursuant to the engagement, i-STAT agreed to pay Delaware Bay a customary fee upon the delivery of Delaware Bay's fairness opinion, which opinion was delivered by Delaware Bay on December 11, 2003 and is attached as Annex B hereto. In addition, i-STAT agreed to promptly reimburse Delaware Bay for all out-of-pocket expenses incurred by Delaware Bay (including, without limitation, fees and expenses of counsel, and other consultants and advisors retained by Delaware Bay, provided that such fees and expenses shall not exceed $5,000 in the aggregate without the written consent of the Company) in connection with its engagement. i-STAT has also agreed to indemnify Delaware Bay and its affiliates against certain liabilities (including liabilities under the federal securities laws) and expenses arising out of or in conjunction with rendering its services under its engagement.

        Except as set forth above, neither i-STAT nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to i-STAT's stockholders on its behalf with respect to the Offer or the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Except as set forth in Item 3 above and as set forth in the chart below, no transactions in the Securities have been effected during the past 60 days by i-STAT or, to the knowledge of i-STAT, by any executive officer, director affiliate or subsidiary of i-STAT:

Name	Date of Transaction	Nature of Transaction	Number of Common Shares	Price
Noah Kroloff	12/16/03	Open market brokerage transaction (sale)	7,300	$15.25

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Statement, i-STAT is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by i-STAT, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving i-STAT, (c) any purchase, sale or transfer of a material amount of assets of i-STAT or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of i-STAT.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

Delaware General Corporation Law

        Short-Form Merger.    Under Delaware law, if the Purchaser becomes the owner of at least 90% of both the outstanding Common Shares and the outstanding Series D Shares, the Purchaser will be able to effect the Merger as a "short-form merger" without the approval of i-STAT stockholders. Pursuant to the terms of the Merger Agreement and in order to facilitate a short-form merger following the completion of the Offer, i-STAT has granted to the Purchaser an irrevocable option, exercisable if the Purchaser accepts for payment pursuant to the Offer at least 85% of the Common Shares then outstanding and at least 90% of the Series D Shares then outstanding, to purchase additional Common Shares equal to an amount that, when added to the Common Shares that Abbott, Purchaser and their affiliates already own at the time the option is exercised, will constitute one share more than 90% of the Common Shares then outstanding, at a price of $15.35 per share. The Purchaser may not exercise this option if the number of shares subject to the option exceeds the number of authorized Common Shares available for issuance and not reserved for other purposes.

        Stockholder Meeting.    If the Purchaser does not become the owner of at least 90% of both the outstanding Common Shares and the outstanding Series D Shares, a meeting of i-STAT stockholders will be required to adopt the Merger Agreement. As a result, i-STAT will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, i-STAT will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, assuming that a number of Shares which, together with any Common Shares then owned by Abbott or the Purchaser represents greater than 50.1% of the voting power of the outstanding Common Shares, are tendered and not properly withdrawn in the Offer, the Purchaser will be able to approve the Merger without the vote of any other stockholder.

        Delaware Anti-Takeover Laws.    Section 203 of the DGCL ("Section 203") prevents an "interested party" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors of such company prior to that date. As permitted under the DGCL, on December 11, 2003, i-STAT's Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

        Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Shares or Series D Shares at the completion of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of the Shares at the completion of the Merger (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of (i) in the case of Common Shares, the Offer Price of $15.35 per share, and (ii) in the case of Series D Shares, the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the Effective Time.

        Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

Anti-Takeover Laws—Other States

        A number of states have adopted laws that purport to apply to attempts to acquire corporations that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. i-STAT, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described in the Offer to Purchase, it is not known whether any of these laws will, by their terms, apply to the Offer or the Merger. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, it is believed that there are reasonable bases for contesting such laws.

Regulatory Approvals

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless the parties to the transactions notify the Antitrust Division of the Department of Justice (the "DOJ") and the Premerger Notification Office of the Federal Trade Commission (the "FTC") and wait a specified amount of time while the agencies review the proposed transactions. The purchase of Securities pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, each of Abbott and i-STAT expect to file a Notification and Report Form with respect to the Offer and the Merger with the DOJ and the FTC on or about January 5, 2004. As a result, the waiting period applicable to the purchase of the Securities pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 calendar days after such filings unless otherwise terminated or extended. The DOJ or the FTC may extend the waiting period by requesting from the Purchaser additional information or documentary material. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

        The DOJ and the FTC review the competitive impact of transactions such as the acquisition of the Securities by the Purchaser pursuant to the Offer. At any time before or after consummation, the DOJ or the FTC could take some action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Securities pursuant to the Offer or seeking divestiture of the Securities so acquired or divestiture of substantial assets of Abbott or i-STAT. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. i-STAT does not, and the Purchaser and Abbott have advised i-STAT that they do not, believe that, upon complying with the notification and waiting period requirements described above, the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

        The antitrust and competition laws of certain foreign countries apply to the Offer and the Merger and certain filings and notifications are required. The Purchaser, Abbott and i-STAT intend to make such filings promptly to the extent required.

        Under the Merger Agreement, i-STAT and Abbott have agreed to use all reasonable efforts to resolve any objections that antitrust regulators may raise with respect to the contemplated transactions. i-STAT and Abbott have also agreed to use all reasonable efforts to avoid or vacate any injunction restraining the Merger, including litigating any claim raised by any third party.

Effect of the Offer on the Market for the Common Shares, Stock Market Listing and Exchange Act Registration.

        The purchase of Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

        Even if the Merger is not completed, if Common Shares are accepted for payment in the Offer, i-STAT may no longer meet the requirements for continued listing on The Nasdaq National Market, depending upon the number of Common Shares accepted for payment in the Offer. According to Nasdaq's published guidelines, Nasdaq would consider disqualifying Common Shares for listing on The Nasdaq National Market if, among other possible grounds, the number of publicly held Common Shares falls below 750,000, the total number of beneficial holders of round lots of Common Shares falls below 400, or the market value of publicly held Common Shares over a 30-day consecutive business day period is less than $5 million. Common Shares that are held by directors or officers of i-STAT, or by any beneficial owner of more than 10% of the Common Shares, are not considered to be publicly held for this purpose. As of December 22, 2003, there were 20,305,652 Common Shares outstanding. If, as a result of the purchase of Common Shares in the Offer or otherwise, the Common Shares no longer meet the requirements of Nasdaq for continued listing and such shares are either no longer eligible for The Nasdaq National Market or are delisted from Nasdaq altogether, the market for Common Shares will be adversely affected.

        Promptly upon completion of the Merger, Abbott currently intends to cause i-STAT to delist the Common Shares from The Nasdaq National Market and does not intend to qualify them for quotation on any other market or exchange. Abbott intends to seek to cause i-STAT to apply for termination of registration of the Common Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

Amendment to the Rights Agreement

        On December 12, 2003, i-STAT amended its Stockholder Protection Agreement, dated as of June 26, 1995, between i-STAT and Wachovia Bank, N.A., as successor to First Fidelity Bank, National Association (the "Rights Agreement") to provide that the provisions of the Rights Agreement would not be triggered by the execution and delivery of the Merger Agreement or the Tender Agreements, the consummation of the Offer or the consummation of the Merger. The amendment to the Rights Agreement is attached as Exhibit (e)(4) hereto.

Designation of Persons to be Elected to the Board

        The Information Statement attached hereto as Annex C is being furnished to i-STAT's stockholders in connection with the possible designation by Abbott, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of i-STAT's stockholders, and such information is incorporated into this Statement by reference.

WHERE YOU CAN FIND MORE INFORMATION

        Abbott and i-STAT file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC reading room or obtain copies of this information by mail at prescribed rates:

  Public Reference Room
  450 Fifth Street, N.W.
  Suite 1024
  Washington, D.C.

        The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Abbott and i-STAT, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        The SEC allows i-STAT to "incorporate by reference" into this Statement, which means that i-STAT can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

EXHIBITS

        The information contained in all of the exhibits referred to in Item 9 below is incorporated into this Statement by reference.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated December 29, 2003 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Abbott filed on December 29, 2003).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Abbott filed on December 29, 2003).
(a)(3)	Chairman's Letter to Stockholders of i-STAT, dated December 29, 2003.
(a)(4)	Joint Press Release dated December 15, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by i-STAT on December 15, 2003).
(a)(5)	Script from Conference Call conducted by i-STAT on December 15, 2003 (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-9C filed by i-STAT on December 15, 2003).
(a)(6)	Transcript of conference call conducted by i-STAT on December 15, 2003 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9C filed by i-STAT on December 16, 2003).
(a)(7)	Opinion of Credit Suisse First Boston LLC addressed to the board of directors of i-STAT, dated December 11, 2003 (included as Annex A to this Statement).
(a)(8)	Opinion of The Delaware Bay Company issued to the board of directors of i-STAT, dated December 11, 2003 (included as Annex B to this Statement).
(e)(1)
Agreement and Plan of Merger, dated as of December 12, 2003, among Abbott, the Purchaser and i-STAT (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by i-STAT on December 15, 2003).
(e)(2)
Form of Tender Agreement, dated as of December 12, 2003, between Abbott and certain stockholders of i-STAT (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by i-STAT on December 15, 2003).
(e)(3)
Stockholder Protection Agreement, dated June 26, 1995, between i-STAT and First Fidelity Bank, National Association (incorporated by reference to the Current Report on Form 8-K filed by i-STAT, dated July 10, 1995 and amended on September 11, 1995).
(e)(4)
Amendment to Stockholder Protection Agreement, dated as of December 12, 2003, between i-STAT and Wachovia Bank, N.A., successor-in-interest to First Fidelity Bank (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by i-STAT on December 15, 2003).
(e)(5)	Employment Agreement, dated January 23, 1998, between i-STAT and William P. Moffitt (incorporated by reference to the Form 10-K filed by i-STAT for the fiscal year ended December 31, 1997).
(e)(6)	Employment Agreement, dated August 16, 2002, between i-STAT and Bruce F. Basarab (incorporated by reference to the Form 10-Q filed by i-STAT for the fiscal quarter ended September 30, 2002).
(e)(7)	Letter Agreement, dated April 15, 1994, between i-STAT and Noah Kroloff (incorporated by reference to the Form 10-Q filed by i-STAT for the fiscal quarter ended June 30, 1994).
(e)(8)	Employment Agreement, dated May 30, 2002, between i-STAT and Lorin J. Randall (incorporated by reference to the Form 10-Q filed by i-STAT for the fiscal quarter ended June 30, 2002).

(e)(9)	Employment Agreement, dated April 1, 2003, between i-STAT and Michael P. Zelin (incorporated by reference to the Form 10-Q filed by i-STAT for the fiscal quarter ended March 30, 2003).
(e)(10)	1985 Stock Option Plan, as amended (incorporated by reference to the Form 10-K filed by i-STAT for the fiscal year ended December 31, 1997).
(e)(11)	i-STAT Corporation Equity Incentive Plan, as amended (incorporated by reference to the Form 10-K filed by i-STAT for fiscal year ended December 31, 1999).
(e)(12)	Form of Director Restricted Share Award Agreement (incorporated by reference to the Form 10-K filed by i-STAT for fiscal year ended December 31, 1999).
(e)(13)	By-laws (incorporated by reference to the Form 10-K filed by i-STAT for fiscal year ended December 31, 1996).
(e)(14)	Restated Certificate of Incorporation (incorporated by reference to Form S-8/S-3 Registration Statement, File No. 33-48889).
(e)(15)	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Form 10-Q filed by i-STAT for the fiscal quarter ended September 30, 2001).
(e)(16)	Certificate of Designations, Preferences and Rights of Series A Preferred Stock (incorporated by reference to Form 8-K filed by i-STAT on July 10, 1995 and amended on September 11, 1995).
(e)(17)	Certificate of Designations, Preferences and Rights of Series C Preferred Stock (incorporated by reference to Form 10-Q filed by i-STAT for the fiscal quarter ended on September 30, 2001).
(e)(18)	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (incorporated by reference to Form 10-K filed by i-STAT for the fiscal year ended on December 31, 2001).
(e)(19)	Form of Director Indemnification Agreement (incorporated by reference to the Form 10-K filed by i-STAT for fiscal year ended December 31, 1996).
(e)(20)	Form of Officer Indemnification Agreement (incorporated by reference to the Form 10-K filed by i-STAT for fiscal year ended December 31, 1996).
(e)(21)
Common Stock Purchase Agreement, dated as of August 3, 1998, between Registrant and Abbott Laboratories (incorporated by reference to the Form 10-Q filed by i-STAT for fiscal quarter ended June 30, 1998).
(e)(22)	Standstill Agreement, dated as of August 3, 1998, between Registrant and Abbott Laboratories (incorporated by reference to the Form 10-Q filed by i-STAT for fiscal quarter ended June 30, 1998)
(e)(23)
Form of Registration Rights Agreement entered into by Registrant and Abbott Laboratories on September 2, 1998 (incorporated by reference to the Form 10-Q filed by i-STAT for fiscal quarter ended June 30, 1998).
(e)(24)
Marketing and Distribution Agreement, dated as of August 3, 1998, between Registrant and Abbott Laboratories (incorporated by reference to the Form 10-Q filed by i-STAT for fiscal quarter ended June 30, 1998).
(e)(25)
Funded Research & Development and License Agreement, dated as of August 3, 1998, between Registrant and Abbott Laboratories (incorporated by reference to the Form 10-Q filed by i-STAT for fiscal quarter ended June 30, 1998).
(e)(26)	The Information Statement of i-STAT (included as Annex C to this Statement).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

I-STAT CORPORATION
	By:	/s/ WILLIAM P. MOFFITT Name: William P. Moffitt Title: President and Chief Executive Officer
Dated: December 29, 2003

ANNEX A

CREDIT SUISSE FIRST BOSTON LLC
Eleven Madison Avenue New York, NY 10010-3629	Tel 1 212 325 2000 www.csfb.com

December 11, 2003

Board of Directors
i-STAT Corporation
104 Windsor Center Drive
East Windsor, NJ 08520

Members of the Board:

You have asked us to advise you with respect to the fairness from a financial point of view to the holders of common stock, par value $0.15 per share (the "Company Common Stock"), of i-STAT Corporation (the "Company"), other than Abbott Laboratories (the "Acquiror") and its affiliates, of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger (the "Acquisition Agreement") to be entered into among the Acquiror, Senator Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Sub"), and the Company. Pursuant to the Acquisition Agreement, among other things, (i) Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of Company Common Stock at a purchase price of $15.35 per share in cash (the "Consideration") and (ii) following the consummation of the Offer, Sub will merge into the Company (the "Merger" and together with the Offer, the "Transaction"), pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock not owned directly or indirectly by the Acquiror or its affiliates will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as a draft of the Acquisition Agreement dated December 10, 2003, and drafts of certain other related agreements. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses we deemed similar to the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We have also assumed, with your consent, that the Transaction will be consummated in accordance with the terms of the Acquisition Agreement, without waiver, amendment or modification of any material term, condition

A-1

or agreement therein and that in the course of obtaining any necessary regulatory and third party approvals and consents for the Transaction, no delay, limitation, restriction or condition will be imposed that will have an adverse effect on the contemplated benefits of the Transaction. You have advised us, and we have assumed, that the final Acquisition Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. From time to time, we and our affiliates have provided investment banking and other financial services to certain of the Company's stockholders, for which services we have received, and expect to receive, compensation, and in the future we and our affiliates may provide investment banking and other financial services to the Acquiror and such stockholders of the Company for which services we would expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders, other than the Acquiror and its affiliates, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ DONALD MELTZER Managing Director

A-2

ANNEX B

DBCo. T.K. Duggan Chairman Chief Executive Officer

December 11, 2003

Board of Directors
i-STAT Corporation
104 Windsor Center Drive
East Windsor, NJ 08520

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.15 per share (the "Company Common Stock") of i-STAT Corporation (the "Company") of the consideration to be received by such holders in connection with a proposed transaction (the "Proposed Transaction") whereby, among other things, Abbott Laboratories (the "Parent") will cause to be purchased all of the issued and outstanding shares of capital stock of the Company by means of a tender offer and subsequent merger of the Company with a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms, and subject to the conditions, of the Agreement and Plan of Merger, to be dated as of December 12, 2003 (the "Agreement") among the Company, the Parent and Merger Sub:

  (i)
  Merger Sub will make a tender offer (the "Offer") to purchase (A) all of the issued and outstanding shares of Company Common Stock for cash in an amount equal to U.S. $15.35 per share, (B) all of the issued and outstanding shares of Series D Redeemable Convertible Preferred Stock, par value $.10 per share, of the Company ("Company Series D Stock") for cash in an amount per share equal to U.S. $15.35 multiplied by the number of shares of Company Common Stock into which such share of Company Series D Stock is convertible without giving effect to any restrictions on conversion, and (C) all outstanding Warrants (as defined in the Agreement) for cash in an amount equal to U.S. $7.35 per share of Company Common Stock purchasable pursuant to such Warrants; and

  (ii)
  Merger Sub will merge into the Company (the "Merger"), whereby (A) each share of Company Common Stock (other than shares held in treasury or held by the Parent or any affiliate of the Parent or as to which appraisal rights have been perfected) will be converted into the right to receive the U.S. dollar cash amount equal to the price per share of Company Common Stock paid pursuant to the Offer and (B) each share of Company Series D Stock (other than shares held in treasury or held by the Parent or any affiliate of the Parent or as to which appraisal rights have been perfected) will be converted into the right to receive, at the option of the holder thereof, the U.S. dollar cash amount that would be payable to the holder of such share of Company Series D Stock pursuant to (1) Section 4(a) of the Certificate of Designation of the Company Series D Stock upon a Liquidation Event (as defined therein), or (2) Section 7(c)(vi) of the Certificate of Designation of the Company Series D Stock.

Board of Directors
i-STAT Corporation
December 11, 2003

        For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information for the Company;

  (ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  (iii)
  analyzed certain financial forecasts of the Company prepared by the management of the Company;

  (iv)
  discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

  (v)
  reviewed the reported prices and trading activity for the Company Common Stock;

  (vi)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies we deemed relevant;

  (vii)
  compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

  (viii)
  reviewed the December 10, 2003 draft of the Agreement (the "Draft Agreement") and certain related documents; and

  (ix)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates of management of the Company and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have assumed that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us, and that the Proposed Transaction will be consummated in all material respects as provided in the Draft Agreement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waiver thereof. Capitalized terms used but not defined in this opinion shall have the meanings ascribed to such terms in the Draft Agreement.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services, which is payable upon the delivery of this opinion letter. The Delaware Bay Company, Inc. or its affiliates have provided and may in the future provide financial advisory and financing services to the Company and the Parent and have received or may in the future receive fees for the rendering of these services. Pursuant to internal policies of The Delaware Bay Company, Inc., employees and affiliates of The Delaware Bay Company, Inc. are currently (and for the past two years have been) prohibited from trading the equity securities of the Company for their own accounts or for the accounts of customers. However, since our employees and affiliates have in the past traded the equity securities of the Company for their own

Board of Directors
i-STAT Corporation
December 11, 2003

account or for the accounts of customers, certain of our employees and affiliates currently hold immaterial amounts of such securities.

        It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Proposed Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Proposed Transaction with the Securities and Exchange Commission, and in any mailing made to the stockholders of the Company generally with respect to the Proposed Transaction, so long as this opinion is reproduced in such filing or mailing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion does not in any manner address the prices at which the Company Common Stock will trade following announcement of the Proposed Transaction. In addition, we express no opinion or recommendation as to how the stockholders of the Company should vote at any stockholder meeting held in connection with the Proposed Transaction.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be received pursuant to the Offer and the Merger by the holders of Company Common Stock is fair, from a financial point of view, to such holders (other than the Parent or any affiliate of the Parent).

Very truly yours,

/s/ T.J. Duggan

THE DELAWARE BAY COMPANY, INC.

ANNEX C

i-STAT CORPORATION
104 Windsor Center Drive
East Windsor, New Jersey 08520
(609) 443-9300

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

General

        This Information Statement is being mailed on or about December 29, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of i-STAT Corporation, a Delaware corporation ("i-STAT" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Abbott Laboratories, an Illinois corporation ("Abbott"), to a majority of seats on the Board of Directors of i-STAT (the "Board").

        On December 12, 2003, i-STAT entered into an Agreement and Plan of Merger (the "Merger Agreement") with Senator Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Abbott, pursuant to which the Purchaser has commenced an offer to purchase each outstanding share of (i) common stock, par value $0.15 per share of i-STAT (together with any associated preferred stock purchase or other rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between i-STAT and Wachovia Bank, N.A., successor to First Fidelity Bank, National Association, as amended from time to time, the "Common Shares") at a price of $15.35 per share (such price per share, or the highest price paid in the offer, the "Offer Price"), (ii) the Series D convertible preferred stock, par value $0.10 per share (the "Series D Shares" and together with the Common Shares, the "Shares") at an amount per share equal to the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the final expiration of the Offer (the "Expiration"), and (iii) all outstanding six year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per share at a price of $7.35 per Common Share purchasable pursuant to such warrant, (such warrants, together with the Common Shares and the Series D Shares, the "Securities") in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 29, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of i-STAT and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Abbott and the Purchaser with the Securities and Exchange Commission (the "SEC") on December 29, 2003.

        The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporate Law (the "DGCL"), the Purchaser will be merged with and into i-STAT, with i-STAT surviving the merger as a wholly owned subsidiary of Abbott (the "Merger"). At the effective time of the Merger (the "Effective Time"), (i) each outstanding Common Share will be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, and (ii) each Series D Share outstanding immediately prior to the Effective Time, will be converted into the right to receive, at the option of the holder thereof, the cash amount, less any required withholding taxes and without interest, that would be payable to the holder of such Series D Share pursuant to (i) Section 4(a) of the Certificate of Designation of the Series D Shares upon a Liquidation Event (as defined therein), or (ii) Section 7(c)(vi) of the Certificate of Designation of the Series D Shares.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex C, which was filed by i-STAT with the SEC on December 29, 2003 and which is being mailed to stockholders of i-STAT along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Abbott, the Purchaser or the Abbott Designees (as defined below) has been provided by Abbott. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matter set forth herein.

        The Purchaser commenced the Offer on December 29, 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 27, 2004, unless the Purchaser extends it.

The Abbott Designees

        The Merger Agreement provides that, promptly upon the purchase of and payment for the Securities by Purchaser pursuant to the Offer, Abbott will be entitled to designate such number of directors (the "Abbott Designees") on the Board, rounded up or down to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Common Shares so purchased and paid for bears to the total number of Common Shares then outstanding.

        The Merger Agreement provides that i-STAT will, upon request of the Purchaser, use all reasonable efforts to promptly increase the size of the Board or obtain the resignations of such number of directors, or both, as is necessary to enable the Abbott Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will use all reasonable efforts to cause the Abbott Designees to be so elected.

        Notwithstanding the foregoing, if Securities are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are independent directors for purposes of the continued listing requirements of The Nasdaq National Market.

        The Abbott Designees will be selected by Abbott from among the directors and executive officers of Purchaser and executive officers of Abbott listed in Schedule I of the Offer to Purchase. Each of the directors and executive officers of Purchaser and executive officers of Abbott listed in Schedule I of the Offer to Purchase has consented to serve as a director of i-STAT if appointed or elected. None of the potential Abbott Designees currently is a director of, or holds any positions with, i-STAT. Abbott has advised i-STAT that, to the best of Abbott's knowledge none of the potential Abbott Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of i-STAT, nor has any such person been involved in any transaction with i-STAT or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Abbott and i-STAT that have been described in the Schedule TO or the Schedule 14D-9.

        Abbott has informed i-STAT that, to the best of its knowledge, none of the potential Abbott Designees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Abbott Designees is set forth in Schedule I of the Offer to Purchase. Each potential Abbott Designee is a citizen of the United States. Unless otherwise noted, the business address for each potential Abbott Designee is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400 and the telephone number for each potential Abbott Designee at that address is (847) 937-6100.

Information Concerning the Shares

        Each Common Share entitles the holder to one vote. Except as limited by law or the Certificate of Designation of the Series D Shares, each holder of Series D Shares is entitled to vote with the Common Shares at a rate of one vote per Common Share into which such holder's Series D Shares could then be convertible until such holder's shares are converted into Common Shares. Cerberus is currently entitled to designate one director for as long as it holds 10% of the outstanding securities of i-STAT on a fully diluted basis.

        As of December 12, 2003, there were 20,235,638 Common Shares issued and outstanding, and 30,000 Series D Shares issued and outstanding.

INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF i-STAT

        The Board is presently composed of six members. The following list sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of i-STAT. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o i-STAT Corporation, 104 Windsor Center Drive, East Windsor, NJ 08520. There are no family relationships between any director or executive officer and any other director or executive officer or any other director or executive officer of i-STAT.

        J. Robert Buchanan, M.D.    Dr. Buchanan, 75, has served as Chairman of the Board since February 1999, and as a director since February 1995. From June 1994 to November 1996, he was Chairman and Chief Executive Officer of World Care, a corporation established by Massachusetts General Hospital that specializes in the transmission of clinical images between healthcare facilities. He was General Director of Massachusetts General Hospital from June 1982 through June 1994. He currently serves on the Board of Trustees of the Aga Khan University, Karachi, Pakistan, Goodspeed Musicals, Haddam, CT and Killingworth Library Association, Killingworth, CT. He is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Buchanan holds a B.A. from Amherst College and an M.D. from Cornell University Medical School.

        Sam H. Eletr, Ph.D.    Dr. Eletr, 64, has served as a director of i-STAT since September 2001. From February 1992 to December 2000 he served as Chairman of Lynx Therapeutics, Inc., and as its Chief Executive Officer from February 1992 to January 1996 and from November 1996 to October 1999. Dr. Eletr co-founded Applied Biosystems, Inc. and served as its Chairman, its Chief Executive Officer and in various executive positions. Earlier in his career, Dr. Eletr worked as a Scientist and then as a Manager at HP Labs, the research division of Hewlett-Packard Company. He currently serves as a director of Solexa Limited, Essex, England and Third Wave Technologies, Madison, Wisconsin. Dr. Eletr holds an M.A. in Physics and a Ph.D. in Biophysical Chemistry from the University of California at Berkeley.

        Mr. Daniel R. Frank.    Mr. Frank, 46, has served as a director of i-STAT since December 2001, when Cerberus Partners L.P. designated him to serve as a director pursuant to the terms of the Securities Purchase Agreement dated as of December 10, 2001 between i-STAT and purchasers identified therein. He also serves as a Managing Director of Cerberus Capital Management, L.P. From June 1999 to February 2001, Mr. Frank served as a Managing Director and Portfolio Manager of ACI Capital Strategic Fund, and from June 1997 to June 1998, he served as a Portfolio Manager for Chatterjee/Soros Fund Management. From May 1979 to March 1996, Mr. Frank was employed with Fidelity Investments where he was Assistant Portfolio Manager to Peter Lynch for the Magellan Fund and Vice President and sole Portfolio Manager of the $800 Million Fidelity Strategic Opportunities/Special Situation Fund. Mr. Frank holds a B.S. from Boston University School of Management.

        Mr. William P. Moffitt.    Mr. Moffitt, 57, is the President and Chief Executive Officer of i-STAT. He has held various offices since he joined i-STAT as Executive Vice President in July 1989. He has served as Chief Executive Officer of i-STAT since February 1993, as President since November 1991 and as a director since May 1990. From 1985 to 1989, Mr. Moffitt was President of the Physician Diagnostics Division of Baxter Healthcare Corp., a diversified health care company. Mr. Moffitt is a director of Genomic Profiling Systems ("GPS"), a privately held company. GPS develops and commercializes technologies for detecting cellular, viral and molecular targets in order to address existing needs in industrial microbiology and point-of-care diagnostics. Mr. Moffitt holds a B.S. from Duke University.

        Mr. Lionel N. Sterling.    Mr. Sterling, 66, has served as a director of i-STAT since May 1990. From July 1988 to 1992, he was Managing Partner of Whitehead/Sterling, an investment management firm, and since January 1987 he has been President of Equity Resources, Inc., a private investment company. During his career as an operating and financial executive, Mr. Sterling served as chief financial officer of two public companies: American Company and United Brands Corporation. He currently serves as a director of several privately held companies. Mr. Sterling holds a B.S. in Economics from Brooklyn College and an M.B.A. in Finance from New York University.

        Ms. Anne M. VanLent.    Ms. VanLent, 55, has served as a director of i-STAT since July 1999. Since May 2002, Ms. VanLent has served as Executive Vice President and Chief Financial Officer of Barrier Therapeutics, Inc., a drug development and marketing company focused on therapeutically advanced pharmaceuticals in the area of dermatology. Prior to this position Ms. VanLent was a Partner in The Technology Compass Group, a management consulting firm serving emerging growth companies. From July 1997 to October 2001, Ms. VanLent was employed by Sarnoff Corporation, most recently serving as its Executive Vice President, Portfolio Management. In addition, for a period of eight years during her career, Ms. VanLent served as chief financial officer of The Liposome Company, a public biotechnology company. She currently serves on the board of directors as a director of Penwest Pharmaceuticals Co., a public company engaged in the research, development and commercialization of novel drug delivery systems, and as a director of a privately-held company developing fuel cells. Ms. VanLent holds a B.A. in Physics from Mount Holyoke College.

        Mr. Bruce F. Basarab.    Mr. Basarab, 58, is the Executive Vice President of Commercial Operations. He joined the Company in August of 2002. From 1997 to 2001, Mr. Basarab was the Senior Vice President of Sales and Marketing for Geneva Pharmaceuticals, a subsidiary of Novartis Company. Prior to Geneva Pharmaceuticals, he held several positions with Ciba-Geigy Corporation, including Vice President of Sales for the U.S. pharmaceutical division from 1996 to 1997 and Executive Director of the Northwest Business Unit at Ciba-Geigy Corporation from 1994 to 1995. Mr. Basarab holds a B.A. in Chemistry from Bucknell University.

        Mr. Noah J. Kroloff.    Mr. Kroloff, 41, is the Vice President, Corporate Development. He joined the Company in May 1994. From September 1990 to May 1994, he was a manager at McKinsey & Company, a leading management consulting firm, where he specialized in international alliances among medical products companies. Prior to joining McKinsey, he served in consulting and business development roles for several biotechnology companies and for Merck & Co., Inc. Mr. Kroloff holds an M.B.A. in finance and marketing from the Massachusetts Institute of Technology Sloan School of Management and a B.A. in general science from Brandeis University.

        Mr. Lorin J. Randall.    Mr. Randall, 60, is the Senior Vice President of Finance, Chief Financial Officer and Treasurer. He joined the Company in May of 2002. From 1995 to 2001, he served as Vice President and Chief Financial Officer for CFM Technologies, Inc., a semi-conductor equipment manufacturer. From 1991 to 1995, Mr. Randall was Vice President and Chief Financial Officer for Greenwich Pharmaceuticals. Mr. Randall holds a M.B.A. from Northeastern University and a B.S. in Accounting and Mathematics from The Pennsylvania State University.

        Mr. Michael P. Zelin.    Mr. Zelin, 43, is the Executive Vice President and Chief Technology Officer of the Company. He served as Senior Vice President, Research and Development, from February 1999 to January 2001. From March 1992 to January 1999, he served as Vice President of Systems Development. Since joining the Company in February 1986, he has held various technical positions, including Manager and Director of Systems Engineering, and has contributed to nine of the Company's U.S. patents or patents pending.

        The Board of Directors held twelve meetings during the calendar year of 2002. Each of the incumbent directors attended at least 75% of the aggregate of all meetings of the Board and committees of which he or she was a member. The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee.

  Audit Committee

        The Audit Committee, which met on eight occasions during 2002, operates pursuant to a written charter and has responsibility for:

  (a)
  reviewing i-STAT's annual and quarterly financial results and financial position, the scope and results of independent accountant reviews and audits of i-STAT's financial statements, and the accounting standards and principles followed in preparing i-STAT's financial statements;

  (b)
  evaluating i-STAT's system of internal accounting controls;

  (c)
  recommending to the Board the appointment of i-STAT's independent accountants; and

  (d)
  reviewing i-STAT's financial reporting activities.

        The current members of the Audit Committee are Messrs. Eletr, Sterling and Lorin J. Randall (ex officio) and Ms. VanLent. Mr. Sterling serves as the Chair of the Audit Committee. All members of the Audit Committee are "independent," as such term is defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards. The Board of Directors has determined that Mr. Sterling and Ms. Van Lent are both "audit committee financial experts" as defined in Item 401(h) of the Securities and Exchange Commission's ("SEC") Regulation S-K.

  Compensation Committee

        The Compensation Committee, which met on two occasions during the calendar year of 2002, has responsibility for:

  (a)
  reviewing and making recommendations to the Board of Directors with respect to executive officer compensation, Company performance objectives applicable to long-term and annual incentive compensation programs, compensation for Outside Directors and employee compensation policies generally; and

  (b)
  administering i-STAT's Incentive Plan and 1985 Stock Option Plan.

        The current members of the Compensation Committee are Dr. Buchanan and Ms. VanLent. Ms. VanLent is the Chair of the Compensation Committee.

  Nominating Committee

        The Nominating Committee, which met on one occasion during the calendar year of 2002, has responsibility for:

  (a)
  reviewing and making recommendations to the Board regarding Board composition and structure and the nature and duties of Board committees;

  (b)
  establishing criteria for membership on the Board and its committees;

  (c)
  recommending to the Board qualified persons to be nominated for election or re-election as directors and officers of the Board, and for election as committee members and committee chairpersons;

  (d)
  reviewing the Chief Executive Officer's nomination of corporate officers and making recommendations to the Board with respect to such persons;

  (e)
  reviewing and making recommendations to the Board with respect to the executive management needs of i-STAT; and

  (f)
  considering suggestions for Board membership submitted by stockholders in accordance with the notice provisions and procedures set forth in Section 12 of Article II of i-STAT's By-laws, a copy of which may be obtained upon request of i-STAT at the address listed herein.

        The current members of the Nominating Committee are Ms. VanLent and Mr. Moffitt (ex officio). Dr. Buchanan is the Chair of the Nominating Committee.

  Executive Committee

        The Executive Committee, which did not meet during the calendar year of 2003, has responsibility for ensuring the ability of the Board to deliberate on all matters, except certain major corporate events, during intervals between meetings of the Board. The members of the Executive Committee are Dr. Buchanan, Mr. Moffitt and Ms. VanLent. Dr. Buchanan is the Chair of the Executive Committee.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee is or has been, at any time since formation, an officer or employee of i-STAT. No member of the Compensation Committee and none of the executive officers serves as a member of the board of directors or compensation committee or other committee of any entity that has one or more executive officers serving as a member of i-STAT's Board or Compensation Committee.

        Each director who is not also an employee of i-STAT and who is not designated to the Board of Directors pursuant to a contractual right (an "Outside Director"), receives an annual retainer of $33,333, payable in quarterly installments of approximately $8,333 each, for serving on the Board of Directors. In recognition of the increased services and time commitment required of a director who also serves as Chairman of the Board of Directors, the Chairman of the Board of Directors receives an additional annual retainer of $10,000, payable in quarterly installments of $2,500 each. In addition, Outside Directors are awarded compensation in the form of restricted shares of Common Stock ("Restricted Shares") and options to purchase shares of Common Stock ("Options" and collectively with Restricted Shares, the "Awards") under i-STAT's Equity Incentive Plan (the "Incentive Plan"). Under the terms of the Incentive Plan, Outside Directors are automatically awarded, upon their election or re-election as Outside Directors, non-statutory Options to purchase that number of shares of Common Stock ("Shares") which results in an Options value of approximately $33,333 (using a commonly used valuation model and certain Company-specific assumptions), and a number of Restricted Shares which, when multiplied by the then fair market value (determined under the Incentive Plan) of a Share, have a fair market value of approximately $33,333. These Awards are pro rated for Outside Directors who are elected between annual stockholder meetings. The Options are exercisable and the Restricted Shares are fully vested the day that is the later of 30 days after the award date or the day immediately preceding the end of the fiscal quarter of i-STAT in which they are awarded. The Options expire after ten years.

        Directors who are employees may receive awards in their capacity as Company employees, as described in the "Executive Compensation" section of this proxy statement.

        The following table sets forth the number of Restricted Shares and the number of Shares subject to Options granted under the Incentive Plan to each of i-STAT's current Outside Directors during the year ended December 31, 2002, and the exercise price per share for such Options.

Name	Number of Restricted Shares	Dollar Value	Shares Subject to Options	Exercise Price Per Share
J. Robert Buchanan (Chairman of the Board)	6,561	$33,333	10,256	$5.08
Sam H. Eletr	6,561	$33,333	10,256	$5.08
Lionel N. Sterling	6,561	$33,333	10,256	$5.08
Anne M. VanLent	6,561	$33,333	10,256	$5.08

        The Board of Directors held twelve meetings during the calendar year of 2002. Each of the incumbent directors attended at least 75% of the aggregate of all meetings of the Board and committees of which he or she was a member. The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to beneficial ownership of i-STAT's voting stock as of December 22, 2003 (unless otherwise noted), by each of the Named Executive Officers, all current directors, and all current directors and Named Executive Officers as a group, and each person known by i-STAT to be the beneficial owner of more than five percent of i-STAT's voting stock, except as qualified by the information set forth in the notes to this table:

Name	Shares Beneficially Owned(1)	Percentage Owned(2)
Abbott Laboratories(3) 100 Abbott Park Road Abbott Park, IL 60064	9,079,441	33.9%
Stephen Feinberg(4) Cerberus Partners, L.P. 450 Park Avenue New York, NY 10022	6,678,735	24.99%
John Hancock Financial Services(5) John Hancock Place, Post Office Box 111 Boston, MA 02117	2,069,044	7.74%
J. Robert Buchanan(6)	51,499	*
Bruce F. Basarab	11,110	*
Sam H. Eletr(7)	36,115	*
Daniel R. Frank	96,200	*
Noah J. Kroloff(8)	171,954	*
William P. Moffitt(9)	505,777	1.89%
Lorin J. Randall(10)	27,442	*
Lionel N. Sterling(11)	75,199	*
Anne M. VanLent(12)	48,088	*
Michael Zelin(13)	239,887	..90%
All current directors and Named Executive Officers as a group (10 persons)(14)	1,263,271	4.73%

*
Less than one percent.

(1)
Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Common Shares subject to options currently exercisable or exercisable within 60 days after December 22, 2003 are deemed outstanding for purposes of computing the percentage ownership of the person holding such securities but not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of voting stock shown as beneficially owned by them. These beneficial ownership figures do not include options that will become immediately exercisable immediately prior to the consummation of the Offer and takes into account certain restrictions on beneficial ownership of Cerberus that would not be applicable in the Offer.

(2)
The "Percentage Owned" calculations are based on the outstanding Common Shares as of December 22, 2003.

(3)
Pursuant to a 13D/A filed by Abbott on December 16, 2003, Abbott has reported that as of December 16, 2003, it had sole voting and sole dispositive power over 2,000,000 Common Shares and shared voting and shared dispositive power over 7,079,441 Common Shares.

(4)
On December 12, 2001, Cerberus acquired 30,000 Series D Shares, and warrants (the "Warrants") to purchase up to 937,500 Common Shares. Pursuant to the terms of the Series D Shares and the Warrants, the number of Common Shares that may be acquired upon conversion of the Series D Shares or upon exercise of the Warrants is limited so that, subject to certain exceptions, the total number of Common Shares then beneficially owned by the holder thereof may not exceed 24.99% of the issued and outstanding Common Shares (including the Common Shares issuable upon such conversion or exercise). Based on the number of Common Shares outstanding as of December 22, 2003, Cerberus may be deemed to be the beneficial owner of 1,919,702 Common Shares and 4,326,716 Common Shares issuable upon conversion of Series D Shares and/or exercise of Warrants. Without giving effect to these limitations, Stephen Feinberg would be deemed to beneficially own 6,678,735 Common Shares, over which Mr. Feinberg possesses sole voting and dispositive power.

(5)
Securities beneficially owned by John Hancock Financial Services, Inc. consist of 1,815,569 Common Shares and warrants to purchase 253,475 Common Shares, in each case beneficially owned by its subsidiary, John Hancock Advisors, Inc.

(6)
Consists of 17,301 Common Shares held by Dr. Buchanan and 34,198 shares which Dr. Buchanan has the right to acquire upon the exercise of options.

(7)
Consists of 14,410 Common Shares held by Dr. Eletr and 21,705 shares which Dr. Eletr has the right to acquire upon the exercise of options.

(8)
Consists of 17,700 Common Shares held by Mr. Kroloff and 154,254 shares which Mr. Kroloff has the right to acquire upon the exercise of options.

(9)
Consists of 278,371 Common Shares held by Mr. Moffitt and 227,406 shares which Mr. Moffitt has the right to acquire upon the exercise of options.

(10)
Consists of 11,000 Common Shares held by Mr. Randall and 16,442 shares which Mr. Randall has the right to acquire upon the exercise of options.

(11)
Consists of 36,776 Common Shares held by Mr. Sterling and 38,423 shares which Mr. Sterling has the right to acquire upon the exercise of options.

(12)
Consists of 19,264 Common Shares held by Ms. VanLent and 28,824 shares which Ms. VanLent has the right to acquire upon the exercise of options.

(13)
Consists of 48,629 Common Shares held by Mr. Zelin and 191,258 shares which Mr. Zelin has the right to acquire upon the exercise of options.

(14)
Includes 723,620 Common Shares which such officers and directors have the right to acquire upon the exercise of options.

Section 16 (a) Beneficial Ownership Reporting Compliance

        Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") requires directors and executive officers and persons owning more than ten percent of a class of i-STAT's equity securities ("10% Stockholders"), if any, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of i-STAT's equity and equity derivative securities. Based solely upon a review of the copies of such reports furnished to i-STAT, or written representations from reporting persons, i-STAT believes that during 2002 all filing requirements applicable to its executive officers, directors and 10% Stockholders were met.

EXECUTIVE COMPENSATION

        The following tables show for the periods indicated the compensation paid to, or accrued for the benefit of, i-STAT's Chief Executive Officer and each i-STAT's other four most highly compensated executive officers who served in such capacities at December 31, 2002 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation						Long Term Compensation Awards(1)
Name and Principal Position	Year	Salary($)	Bonus($)			Other Annual Compensation($)		Restricted Stock Awards($)		Securities Underlying Options(#)		All Other Compensation
William P. Moffitt, President and Chief Executive Officer	2002	$403,000		$80,197	(3)	$568,153	(6)			160,000 150,000	(14) (7)	$ $ $ $	1,032 8,671 3,000 10,000	(4) (5) (10) (11)
	2001	$380,000	$ $	70,680 64,000	(3) (9)	$794,324	(8)			71,798	(2)	$ $ $	1,032 8,909 2,550	(4) (5) (10)
	2000	$350,000	$ $	57,400 151,594	(3) (9)					16,361	(2)	$ $ $	552 9,735 2,550	(4) (5) (10)
Michael Zelin, Executive Vice President, Chief Technology Officer	2002	$285,000		$70,894	(3)					110,000 17,000	(14) (7)	$ $	250 3,000	(4) (10)
	2001	$263,200		$48,955	(3)					41,878	(2)	$ $	240 2,550	(4) (10)
	2000	$235,000		$42,394	(3)					10,176	(2)	$ $	240 2,550	(4) (10)
Noah J. Kroloff, Vice President, Corporate Development	2002	$195,000		$18,917	(3)					6,468 50,000	(2) (14)	$ $	255 3,000	(4) (10)
	2001	$183,600		$25,612	(3)					27,387	(2)	$ $	225 2,550	(4) (10)
	2000	$170,000		$20,910	(3)					6,273	(2)	$ $	216 2,550	(4) (10)
Lorin J. Randall(15), Senior Vice President of Finance, Treasurer and Chief Financial Officer	2002	$152,041		$37,328	(3)			$50,800	(12)	10,883 25,000 60,000	(2) (13) (14)	$ $	602 1,873	(4) (10)
Bruce F. Basarab(16), Executive Vice President of Commercial Operations	2002	$93,750		$20,729	(3)					6,219 40,000 80,000	(2) (13) (14)	$ $	344 938	(4) (10)

(1)
The Company did not award any stock appreciation rights to the Named Executive Officers or make any long-term incentive plan payouts in 2002.

(2)
Represents shares of Common Stock issuable upon exercise of stock options awarded pursuant to i-STAT's Annual Incentive Program or Long-Term Incentive Program, in each case awarded in respect of the year noted but not actually granted until the subsequent year, or in lieu of a salary increase.

(3)
Represents cash bonus awarded pursuant to i-STAT's Annual Incentive Program in respect of the year noted but not actually received until the subsequent year.

(4)
Represents amounts paid by i-STAT for life insurance premiums.

(5)
Represents payment for leased automobile.

(6)
Represents the partial forgiveness in the amount of $324,262 of a loan granted in connection with a 1999 restricted stock grant, and $243,891 in amounts reimbursed for the payment of taxes.

(7)
Represents shares of Common Stock issuable upon exercise of stock options awarded as a special incentive (replacement of expired options).

(8)
Represents the partial forgiveness in the amount of $324,262 of a loan granted in connection with a 1999 restricted stock grant, and $254,044 in amounts reimbursed for the payment of taxes. Also includes $216,018 in gains from the exercise of non-qualified stock options.

(9)
Represents a cash bonus paid in the discretion of the Board for performance in the year noted but not actually received until the subsequent year, aimed at relieving the executive officer of certain interest obligations under a loan and related tax payments.

(10)
Represents i-STAT's matching of employee 401(k) contributions.

(11)
Represents the recognition of income from the forgiveness of a prior relocation advance.

(12)
Represents the fair value of shares of Common Stock awarded at time of hire.

(13)
Represents shares of Common Stock issuable upon exercise of stock options awarded at time of hire.

(14)
Represents shares of Common Stock issuable upon exercise of stock option awarded pursuant to the Company's Strategic Incentive Program.

(15)
Mr. Randall was hired on May 30, 2002 at an annual salary of $257,250.

(16)
Mr. Basarab was hired on August 16, 2002 at an annual salary of $250,000.

Table of Option Grants in Last Fiscal Year(1)

	Individual Grants							Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term(2)
% of Total Options Granted to Employees in Fiscal Year(1)
Name	Options Granted(3)				Exercise or Base Price ($/Share)		Expiration Date
								5%($)		10%($)
William P. Moffitt	150,000 160,000	(4) (5)	10.49 11.19	% %	$ $	10.00 2.89	5/30/2012 8/5/2012	$ $	1,241,218 753,250	$ $	1,976,432 1,199,466
Michael Zelin	17,000 110,000	(4) (5)	1.19 7.69	% %	$ $	5.08 2.89	5/30/2012 8/5/2012	$ $	140,680 517,859	$ $	224,018 824,633
Noah J. Kroloff	6,468 50,000	(6) (5)	0.45 3.50	% %	$ $	3.87 2.89	3/3/2013 8/5/2012	$ $	40,773 235,391	$ $	64,924 374,833
Lorin J. Randall	10,883 25,000 60,000	(6) (7) (5)	0.76 1.75 4.20	% % %	$ $ $	3.87 5.08 2.89	3/3/2013 5/30/2012 8/5/2012	$ $ $	68,604 206,883 282,469	$ $ $	109,241 329,438 449,800
Bruce F. Basarab	6,219 80,000 40,000	(6) (5) (7)	0.44 5.60 2.80	% % %	$ $ $	3.87 2.80 2.80	3/3/2013 8/16/2012 8/16/2012	$ $ $	39,203 364,896 182,448	$ $ $	62,425 581,056 290,528

(1)
The table represents option grants earned in the last fiscal year. The actual range of grant dates included in the period is February 18, 2002 through February 13, 2003.

(2)
The dollar amounts under these columns are the result of calculations of the potential realizable value using the fair value of the award on the date of grant and the 5% and 10% appreciation rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the stock price of i-STAT. If i-STAT's stock price were in fact to appreciate at the assumed 5% or 10% annual rate for the ten-year term of these options, a $1,000 investment in the Common Stock of i-STAT would be worth $1,629 and $2,594, respectively, at the end of the term.

(3)
All options were granted under i-STAT's Incentive Plan or the 1985 Stock Option Plan. The exercise prices were based on the fair market value (as determined in accordance with the Incentive Plan) of the shares of Common Stock at the time the options were granted, except for the grant of 150,000 shares to Mr. Moffitt on May 30, 2002 at $10.00 per share (the fair market value was $5.08). Payment of the exercise price may be in cash or by any other lawful means authorized by the Board of Directors. Generally, options terminate ten years after the date of grant or within three months following termination of the optionee's employment, whichever occurs earlier.

(4)
Represents stock options approved by the Board of Directors at a May 30, 2002 meeting. The options were a special grant that replaced options that previously expired. The fair market value of such award was $5.08

(5)
Represents stock options awarded in August 2002 pursuant to i-STAT's Strategic Incentive Program. Such options cliff vest in seven years from the date of grant, however vesting may be accelerated if the individual achieves certain objective performance goals.

(6)
Represents stock options awarded in February 2003 pursuant to i-STAT's Annual Incentive Program to recognize and reward performance in 2002. Such stock options are exercisable over a three-year period (50% after the first anniversary of the date of grant and an additional 25% after each of the second and third anniversaries of the date of grant).

(7)
Represents stock options awarded on the individuals' date of hire.

Option Year-End Value Table
(2002 Fiscal Year-End Option Value)

			Number of Securities Underlying Unexercised Options at December 31, 2002
					Value of Unexercised In-The-Money Options at December 31, 2002($)(1)
Name	Shares Acquired on Exercise	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William P. Moffitt(2)	—	—	177,748	626,311	$0	$177,600
Michael Zelin(3)	—	—	196,207	215,556	$0	$122,100
Noah J. Kroloff	—	—	131,451	90,464	$0	$55,500
Lorin J. Randall	—	—	—	85,000	$0	$66,600
Bruce F. Basarab	—	—	—	120,000	$0	$144,000

(1)
The dollar values have been calculated by determining the difference between (i) $4.00, the closing price of the securities underlying the options on December 31, 2002, and (ii) the exercise price of the options.

(2)
On March 3, 2003, Mr. Moffitt voluntarily forfeited stock options representing 332,368 shares, of which 314,445 shares were exercisable and 17,923 shares were unexercisable as of March 3, 2003. During the period of January 1, 2003 to March 3, 2003, an additional 228,653 shares became exercisable.

(2)
On March 3, 2003, Mr. Zelin voluntarily forfeited stock options representing 69,893 shares, of which 60,759 shares were exercisable and 9,134 shares were unexercisable as of March 3, 2003. During the period of January 1, 2003 to March 3, 2003, an additional 41,940 shares became exercisable.

        The Company does not have a defined benefit or actuarial pension plan. During 2002, i-STAT did not have a "long-term incentive plan", and i-STAT did not make any "long-term incentive awards", as such terms are defined in Item 402 of Regulation S-K.

Employment Contracts, Termination of Employment and Change-In-Control Arrangements

        In January 1998, i-STAT entered into a five-year employment agreement (the "Employment Agreement") with Mr. Moffitt pursuant to which i-STAT is obligated to pay Mr. Moffitt an annual salary of $335,000 or such greater amount as the Board may approve from time to time ("Base Salary"). Due to evergreen provisions in the Employment Agreement, it will continue to be in effect beyond the five-year term until such time it is terminated by either i-STAT or Mr. Moffitt or until it is superceded by a new employment agreement. If i-STAT's Annual Incentive Plan ("AIP") remains in place, i-STAT is also required to pay Mr. Moffitt an annual bonus for each fiscal year, consisting of between 7.5% and 25% of the Base Salary in cash, and stock options to purchase between 11,500 and 34,500 shares of Common Stock, assuming that the performance criteria set by the Board under the AIP with respect to such year are met or exceeded. Upon termination of Mr. Moffitt's employment in certain circumstances, including Mr. Moffitt's resignation following a Change in Control of i-STAT (as defined in the Employment Agreement), i-STAT also is obligated to pay Mr. Moffitt a lump sum payment of up to twice his Base Salary plus a cash bonus equal to 15% of his Base Salary, and in such circumstances, i-STAT also is obligated to continue certain of Mr. Moffitt's employment benefits for a period of time after termination of his employment. The agreement also provides for reimbursement to Mr. Moffitt for any excise tax imposed by Section 4999 of the Code on any portion of his compensation or benefits payable under the Employment Agreement in connection with a Change in Control and any such excise tax and any other taxes imposed by the Internal Revenue Code or under state law on the reimbursement for any such excise taxes. Under the Agreement, Mr. Moffitt also was awarded an option under i-STAT's 1985 Stock Option Plan (the "1985 Plan") to purchase up to 200,000 shares of Common Stock.

        In April 1994, Mr. Kroloff entered into an agreement with i-STAT pursuant to which, upon termination of Mr. Kroloff's employment by i-STAT for any reason other than gross misconduct or cause, i-STAT is obligated to continue to pay Mr. Kroloff's salary for four months, with such compensation continuing for up to a total of eight months if Mr. Kroloff has not found employment or commenced self-employment prior to the expiration of the first four months.

        In May 2002, i-STAT entered into a four-year employment agreement with Mr. Randall pursuant to which i-STAT is obligated to pay Mr. Randall an annual salary of $257,250 or such greater amount as the Board may approve from time to time. Under i-STAT's AIP, or a substantially similar program, i-STAT is also required to pay Mr. Randall an annual bonus for each fiscal year, consisting of between 7.5% and 22.5% of Mr. Randall's annual salary in cash, and stock options to purchase between 5,000 and 15,000 shares of Common Stock, assuming that the performance criteria set by the Board under the AIP with respect to such year are met or exceeded. Upon termination of Mr. Randall's employment in certain circumstances, i-STAT is obligated to pay monthly compensation equal to one-twelfth of Employee's then current annual salary for a period not to exceed 18 months along with certain benefits for a similar period.

        In August 2002, i-STAT entered into a four-year employment agreement with Mr. Basarab pursuant to which i-STAT is obligated to pay Mr. Basarab an annual salary of $250,000 or such greater amount as the Board may approve from time to time. Under i-STAT's AIP, or a substantially similar program, i-STAT is also required to pay Mr. Basarab an annual bonus for each fiscal year, consisting of between 10% and 30% of Mr. Basarab's annual salary in cash, and stock options to purchase between 7,500 and 22,500 shares of Common Stock, assuming that the performance criteria set by the Board under the AIP with respect to such year are met or exceeded. Upon termination of Mr. Basarab's employment in certain circumstances, i-STAT is obligated to pay monthly compensation equal to one-twelfth of Employee's then current annual salary for a period not to exceed 18 months along with certain benefits for a similar period.

        In April 2003, the Company entered into a four-year employment agreement with Michael Zelin pursuant to which the Company is obligated to pay Mr. Zelin an annual salary of $285,000 or such greater amount as the Company's board of directors may approve from time to time. Under the Company's AIP, or a substantially program, the Company is also required to pay Mr. Zelin an annual bonus for each fiscal year, assuming that the performance criteria set by the Board under the AIP with respect to such year are met or exceeded. Upon termination of Mr. Zelin's employment in certain circumstances, including termination without Cause (as defined) within 18 months following a Change in Control of the Company (as defined in the Employment Agreement), the Company also is obligated to pay Mr. Zelin (i) monthly compensation equal to one-twelfth of his then current annual salary and target annual bonus for a period up to twenty-four months following the date of termination, and (ii) the target annual bonus for the current fiscal year on a pro rata basis corresponding to the date of termination. In addition, under such circumstances, the vesting of all unvested stock options granted to Mr. Zelin as of the date of termination will be automatically accelerated.

        Pursuant to the 1985 Stock Option Plan and the Incentive Plan, all awards immediately become exercisable in full, in the case of options, or fully vested and no longer subject to any forfeiture (unless otherwise provided in the applicable award agreement) in the case of restricted shares, (i) upon any merger or consolidation of i-STAT if the stockholders of i-STAT immediately before such merger or consolidation do not own, directly or indirectly, immediately following such merger or consolidation, more than 50% of the combined voting power of the resulting outstanding voting securities in substantially the same proportion as their pre-merger or pre-consolidation ownership; (ii) upon the transfer of all or substantially all of the business and/or assets of i-STAT, or assets representing over 50% of i-STAT's operating revenue of i-STAT; or (iii) if any person who was not, on April 21, 1995, a controlling person (as defined in Rule 405 under the Securities Act of 1933, as amended) ("Controlling Person") becomes either (x) the beneficial owner of over 50% of i-STAT's outstanding Common Stock or the combined voting power of i-STAT's then outstanding voting securities entitled to vote generally or (y) a Controlling Person.

COMPENSATION COMMITTEE REPORT

Dear Stockholders:

        Responsibility for determining compensation of i-STAT's executive officers for services rendered during 2002 rested with the Board, which in making its decisions relied in part upon the recommendations of the Compensation Committee. The Compensation Committee currently consists of two outside directors: Dr. Buchanan and Ms. VanLent. Ms. VanLent has served as Chair of the Compensation Committee since April 2002. The Compensation Committee held three meetings during 2002 and 2003, which were dedicated to making compensation decisions in respect of services rendered in 2002.

        In determining the compensation of i-STAT's executive officers, the Board of Directors has adopted a compensation strategy which seeks to attract and retain executives of high caliber who are capable of leading i-STAT in a complex, competitive and changing industry by rewarding superior performance and emphasizing equity participation in order to align the interests of Company management with those of its stockholders. The principal components of i-STAT's executive officers' compensation are salary, annual incentive bonuses (cash and stock options and/or restricted stock) and a long-term incentive component (stock options and/or restricted stock). Salaries of i-STAT's executive officers are set at levels intended to be competitive with salaries for executives with comparable responsibilities at comparable companies. Stock option and restricted stock grants and cash bonuses are employed to enhance the competitiveness of compensation packages, to reward exemplary performance and to provide incentive for reaching further performance goals. From time to time, the Compensation Committee has employed compensation consultants to assist it in designing the components of i-STAT's executive officer compensation packages and in determining the competitiveness of such packages.

        The Board of Directors has established an annual incentive program ("AIP") pursuant to which stock option grants and cash bonuses for all of i-STAT's employees, including executive officers, are awarded based on achievement of certain quantitative and qualitative criteria, some of which relate to i-STAT's performance and others of which relate to the performance of the individual employee and/or the performance of functional units. The Company's performance criteria are selected by the Board of Directors, based on recommendations made by the Compensation Committee. Awards to i-STAT's Chief Executive Officer primarily have been based on achievement of i-STAT's performance criteria, but also can be based on achievement of individual performance criteria set by the Board of Directors based on recommendations made by the Compensation Committee. Awards to the other executive officers are based on achievement of Company, individual and functional unit performance criteria. Individual and functional unit performance criteria for other executive officers are set by i-STAT's Chief Executive Officer, who also evaluates performance against such criteria. The performance of all executive officers against the applicable criteria is reviewed with the Compensation Committee and the Board of Directors.

        The Company's performance criteria selected by the Compensation Committee and approved by the Board of Directors under the AIP for 2002 included increases in revenues, reduced cartridge manufacturing costs and progress in new product development. For each such criteria, the Compensation Committee recommended and the Board of Directors approved the establishment of "minimum", "target" and "maximum" award levels. The Compensation Committee recommended, and the Board of Directors approved, the making of awards under the AIP for 2002 performance on the basis of 99.5% achievement of the "target" award level.

        In 2002, i-STAT established a strategic incentive program (the "SIP") pursuant to which stock option grants for certain of i-STAT's employees, including executive officers, were awarded. These stock option grants vest on the seventh anniversary of the date of grant. However, the grants contain certain provisions for acceleration of vesting. The acceleration provisions are based on achievement of certain objective and measurable strategic criteria, some of which relate to i-STAT's performance and others of which relate to the performance of the individual employee and/or the performance of functional units. The Company does not anticipate awarding any additional SIP grants to the current participants until 2006 or later.

        With respect to the compensation of William P. Moffitt, i-STAT's President and Chief Executive Officer, his 2002 base salary was set at $403,000, which represents an increase of $23,000 from his 2001 base salary of $380,000, and he received a cash bonus in the amount of $80,197 under the AIP. In addition, in recognition of Mr. Moffitt's leadership in the achievement by i-STAT of certain operational objectives during 2002, the Compensation Committee and the Board of Directors approved the grant to Mr. Moffitt of a cash bonus in 2003 in the amount of $32,000, which bonus was paid in the form of forgiveness of certain of Mr. Moffitt's obligations to pay interest under the loan granted in connection with his 1999 restricted stock grant. (The specific terms of the 1999 restricted stock grant and the loan are described elsewhere in this proxy statement.)

        Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations thereunder, no federal income tax deduction by a publicly-held company is allowed for certain types of compensation paid to certain highly compensated employees to the extent that the amount of such compensation for a taxable year for any such individual exceeds $1 million. Section 162(m) excludes "performance based" compensation from its deductibility limits. The compensation realized upon the exercise of stock options is considered "performance based" if, among other requirements, the plan pursuant to which the options are granted has been approved by i-STAT's stockholders and has a limit on the total number of shares that may be covered by options issuable to any plan participant in any twelve-month period. Stock options currently held by i-STAT's employees, including executive officers, were granted under both i-STAT's 1985 Stock Option Plan, which does not comply with such requirements, and i-STAT's Equity Incentive Plan, which does comply with such requirements.

        The limitations of Section 162(m) did not affect the deductibility of Mr. Moffitt's compensation in 2002 that was not "performance based" which included the award of the bonuses described above, and other items described elsewhere in this proxy statement. In addition, such limitations did not affect the deductibility of compensation paid by i-STAT to other employees during 2002. The Compensation Committee believes that while tax deductibility is an important factor, it is not the sole factor to be considered in setting executive compensation policy. This is especially true while i-STAT continues to generate operating losses, or has net operating losses available to be applied against its taxable income. Nevertheless, the Compensation Committee intends to continue to evaluate i-STAT's compensation programs in light of the Section 162(m) requirements.

THE COMPENSATION COMMITTEE

J. Robert Buchanan, M.D. (Chairman of the Board of Directors)	Anne M. VanLent (Committee Chair)

Performance Graph

        The following is a line graph comparison of i-STAT's yearly percentage change in cumulative total stockholder return for the fiscal year ended December 31, 2002, assuming an investment of $100 on January 1, 1997 and dividend reinvestment, with that of the NASDAQ Index and i-STAT's Index of Comparable Companies.

*
See Appendix A for the identity of the issuers in the peer group used by i-STAT for this comparison. These issuers are the companies appearing under the Standard Industrial Classification Code 3845 for electromedical and electrotherapeutic apparatus.

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TABLE OF CONTENTS
  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED
WHERE YOU CAN FIND MORE INFORMATION
EXHIBITS
SIGNATURE
  ANNEX B
  ANNEX C
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF i-STAT
PRINCIPAL STOCKHOLDERS
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT